                                              Filed Pursuant to Rule 424(b)(1)
                                              Registration No. 333-44733

PROSPECTUS
                               1,988,063 Shares


                                   SUNSOURCE

                                 Common Shares
                              ------------------
     Of the 1,988,063 shares of Common Stock, par value $.01 per share (the "Common Shares"), of SunSource Inc. ("SunSource" or the "Company") offered hereby, 500,000 shares are being issued and sold by the Company and 1,488,063 shares are being sold by the Selling Stockholders (collectively, the "Offering"). The Selling Stockholders are affiliates of Lehman Brothers Inc., one of the Underwriters listed below. See "Security Ownership of Certain Beneficial Owners, Management and Selling Stockholders." The Company will not receive any of the proceeds from the shares being sold by the Selling Stockholders.

     The Company's Common Shares are listed on the New York Stock Exchange under the symbol "SDP." On March 19, 1998, the reported last sale price of the Common Shares on the New York Stock Exchange Composite Tape was $28.5625 per share.
                              ------------------
   An investment in the Common Shares offered hereby involves various risks.
                    See "Risk Factors" beginning on page 8.
                              ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                           Underwriting                            Proceeds to
                          Price to         Discounts and       Proceeds to           Selling
                           Public         Commissions(1)       Company(2)         Stockholders
Per Share .........  $         28.25     $         1.55    $         26.70     $         26.70
Total (3) .........  $ 56,162,779.75     $ 3,081,497.65    $ 13,350,000.00     $ 39,731,282.10

--------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of the Offering of $375,000 payable by the Company.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 296,408 Common Shares on the same terms and conditions as the securities offered hereby solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to the Company will be $64,536,305.75, $3,540,930.05 and $21,264,093.60, respectively. The
    Proceeds to the Selling Stockholders will not change if such option is exercised. See "Underwriting" and "Security Ownership of Certain
    Beneficial Owners, Management and Selling Stockholders."
                              ------------------
     The Common Shares offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the shares will be made at the offices of Lehman Brothers Inc., New York, on or about March 25, 1998.
                              ------------------
LEHMAN BROTHERS

        ROBERT W. BAIRD & CO.
              INCORPORATED
                            FURMAN SELZ

                        LEGG MASON WOOD WALKER
                                 INCORPORATED


March 19, 1998

                              [GRAPHIC OMITTED]

                     [Organizational chart of the Company]



























     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF COMMON SHARES PRIOR TO THE PRICING OF THE OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON SHARES AND THE PURCHASE OF COMMON SHARES FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON SHARES OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON SHARES. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

     The following summary is qualified in all respects by the more detailed information set forth elsewhere in this Prospectus and the documents incorporated by reference herein. Unless the context suggests otherwise, (i) SunSource or the Company refers to SunSource Inc. and its predecessors and (ii) all information provided herein assumes no exercise of the Underwriters' over-allotment option. This Prospectus contains forward-looking statements that address, among other things, projected revenue, cash flow and income, the implementation of new management information systems, cost savings, profit growth and acquisition strategy. These statements may be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in this Prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including without limitation, those discussed in "Risk Factors" and matters set forth in this Prospectus generally. As used herein, (i) the term "Conversion" means the conversion of the Company on September 30, 1997 from partnership to corporate form, (ii) the term "Refinancing" means the refinancing of the Company's senior notes and bank revolving credit which occurred on September 30, 1997 and (iii) the term "Partnership" means SunSource L.P., the predecessor partnership to the Company.



                                  The Company

     SunSource is one of the largest providers of industrial products and related value-added services in North America. Through its applications engineers and technical support personnel, SunSource provides customized solutions to complex problems encountered by its customers. The Company believes that it differentiates itself from other industrial distributors by providing superior technical and problem-solving capabilities in addition to an extensive product offering and broad array of related services, such as engineering design and integrated supply arrangements. The Company has more than 188,000 customers, none of which represents more than 6% of annual net sales. The Company's distribution and related services support more than 1,300 product lines, consisting of approximately 175,000 stock keeping units.

     The Company has targeted three businesses within the distribution industry which are characterized by a potential for value-added services, economies of scale and opportunities for further consolidation.

     Industrial Services. SunSource Industrial Services Company, with sales of $502 million in 1997, provides a broad range of products and services throughout North America through the sales and marketing activities of SunSource Technology Services ("STS") and Sun Inventory Management Company ("SIMCO"). The Company believes that STS is a leading provider of systems and parts and engineering services for hydraulic, pneumatic, electrical and related systems to major industrial concerns, such as Ford Motor Company, Hill-Rom and Vermeer Manufacturing, as well as small and medium-size businesses. STS provides services, including engineering and design of both products and processes and the assembly and repair of complex systems, which enable its customers to outsource engineering and other functions which they previously performed in-house. SIMCO provides inventory management services enabling its customers to reduce inventory investment and the associated expenses of purchasing, receiving, disbursing and accounting for parts and materials.

     Hardware Merchandising Services. Hardware Merchandising Services, which operates under the name Hillman ("Hillman"), with sales of $107 million in 1997, provides small hardware items and merchandising services to retail hardware outlets through a nationwide sales and service organization. Hillman offers a full range of fasteners, letters, numbers, signs, keys, rope and chain accessories and many other inexpensive "specialty" goods, which are the "must-have" items for hardware retailers that cannot be managed economically by the retailer's own employees because of the large number of items and their low prices. Hillman maintains a 265 person nationwide sales and service organization which seeks to ensure that its customers' inventories are maintained at appropriate levels with a minimum of administrative effort or expense. Hillman also provides inventory management software that ties into retailers' point-of-sale systems. Through its merchandising system, Hillman assists retailers with rack positioning, store layout, new package design and color coding systems to permit ease of shopping by consumers.

     Glass Merchandising. Glass Merchandising, which operates under the name Harding ("Harding"), with sales of $88 million in 1997, operates one of the largest networks of full service retail glass shops in the United States. Harding is comprised of approximately 85 retail locations throughout the Southwest and, to a lesser degree, along the East Coast. Harding sells and installs automotive glass and also sells, fabricates and installs flat glass. Customers include individual retail consumers, insurance companies and commercial accounts.


     The markets in which the Company participates are currently impacted by the following trends:


     o Manufacturers are increasing their reliance on distributors in order to enhance their profitability and improve their returns on capital;

     o Customers are increasing their reliance on value-added distributors as their contacts with the manufacturers diminish or cease altogether;

     o Customers are outsourcing non-core functions to high-quality service providers;

     o    Channels of distribution are in the process of consolidation; and

     o Managerial skills required for success in industrial distribution are changing dramatically.


     The Company's growth has resulted from its ability to capitalize on these trends due to its competitive strengths in the following areas:


     o Acquisition Integration Capability -- The ability to integrate acquired companies while improving operational efficiencies and enhancing their effectiveness in the marketplace.

          Since the organization of its predecessor in 1975 and through 1991, the Company grew primarily through acquisitions of existing distribution companies. During this period, a series of acquisitions expanded the Company's operations both geographically and in the number and types of products offered. Thirty-five of these acquisitions had purchase prices in excess of $1 million and approximately 40 more had purchase prices under $1 million. The Company's ability to make acquisitions since 1991 was hindered by its previous partnership structure and associated restrictions in its credit agreement. As a result of the Conversion, the Refinancing and this Offering, the Company expects to have the necessary financial capacity to resume its acquisition program. The Company intends to seek acquisition candidates that have developed attractive market niches, have strong management and have demonstrated their ability to achieve stable growth and high returns on invested capital.

     o Ability to Capitalize on Industry Trends -- The ability to execute dynamic business strategies to capitalize on opportunities arising from rapid structural changes in the marketplace.

          The Company has established separate organizations for its three businesses, each headed by a chief executive officer who is supported by sales, marketing, financial, logistics and information systems resources. This organizational structure enables the Company to manage each of its businesses within the context of the varying market opportunities, rates of change and competitive threats affecting those businesses. The Company's small headquarters staff shapes and guides the strategic decisions of its operating companies. Performance benchmarks are established as part of this process and progress is monitored to ensure that initiatives remain on track.

     o Technology for Competitive Advantage -- The ability to use technology and technical expertise as competitive advantages to build and defend attractive market niches.

          For example, STS is implementing a new integrated information system which will permit (i) the centralization of the purchasing function, resulting in a smaller staff with a higher level of professional skills; (ii) a reduction in the number of warehouses from 36 to fewer than ten; (iii) higher customer order fill rates; and (iv) lower exposure to obsolete or slow-moving inventory.


     SunSource believes that each of its three operating businesses is well positioned to capture opportunities in the markets in which it participates:


     o SunSource Industrial Services Company's strategy is to capitalize on the trends among industrial customers toward consolidation of suppliers, outsourcing the procurement function for goods and outsourcing in-plant services for which they lack expertise or sufficient resources.

     o Hillman's strategy is to capitalize on the desire of its customers to outsource the burden of maintaining a complex, low value inventory as well as to continually expand its product line.

     o Harding's strategy is to take advantage of the trend toward consolidation in the retail glass business. Multiple acquisitions, most of which are quite small, can be integrated because of Harding's management information systems and the increased number of management personnel dedicated to making acquisitions.

     The Company traces its origins to 1975, when Sun Company, Inc. ("Sun") decided to pursue a diversification strategy outside of its traditional energy business. After an extensive analysis of strategic alternatives, Sun concluded that the industrial distribution business offered substantial opportunities for growth, high returns on invested capital and relatively low business risk. Sun pursued this strategy through Sun Distributors, Inc., which became an industry consolidator and acquired 16 companies between 1975 and 1985. In 1986, Sun decided to refocus its efforts on its core energy business and sell its non-energy businesses. The Company was purchased by a predecessor affiliate of the Selling Stockholders in October 1986. In February 1987, the Company made an initial public offering of its limited partnership interests and became a publicly traded master limited partnership.

     The Company continued to make acquisitions after its initial public offering, but its ability to make acquisitions after 1991 was hindered by its partnership structure and associated restrictions in the Company's credit agreements. In 1994 and 1995, the Company divested three non-strategic businesses with aggregate 1994 sales of $177.1 million.

     The Company converted from partnership to corporate form on September 30, 1997.

     The 950,063 Common Shares being offered by Lehman LTD I, Inc. and Lehman Brothers Capital Partners I were received in the Conversion in exchange for 3,800,252 Class B limited partnership interests of the Partnership. The 538,000 Common Shares being offered by Lehman/SDI, Inc. were received in the Conversion in exchange for the general partnership interest in SDI Partners I, L.P., the general partner of the Partnership. The Class B limited partnership interests and the general partnership interest were acquired in connection with the organization of the Partnership in 1987.


                                 The Offering


Common Shares being offered by the
  Company ..............................   500,000
Common Shares being offered by the
  Selling Stockholders .................   1,488,063
Common Shares outstanding (before and
  after the Offering) ..................   6,418,936 and 6,918,936, respectively
Selling Stockholders ...................   Lehman LTD I, Inc., Lehman Brothers Capital Partners I
                                           and Lehman/SDI, Inc., who are affiliates of Lehman Broth-
                                           ers Inc.
Use of Proceeds by the Company .........   To repay borrowings under the Company's revolving credit
                                           facility
New York Stock Exchange symbol .........   SDP

                                 Risk Factors

     An investment in the Common Shares offered hereby involves various risks, including the ability to successfully complete the restructuring of the STS divisions, the changing environment and competition in the industrial distribution industry, the implementation of the Company's acquisition strategy, the seasonal and cyclical nature of the Company's businesses, the Company's dependence on its information systems and the possible effect which the Year 2000 issue may have. See "Risk Factors" beginning on page 8.

                            SUMMARY HISTORICAL AND
                        PRO FORMA FINANCIAL INFORMATION
                      (In thousands except share amounts)


     The following tables set forth summary consolidated historical and pro forma financial data of the Company and the Partnership as of the dates and for the periods indicated. The historical information as of December 31, 1997 and for each of the three years in the period ended December 31, 1997 is derived from audited financial statements included elsewhere herein. The historical financial information for each of the two years in the period ended December 31, 1994 is derived from audited financial statements not included elsewhere herein. The summary unaudited pro forma income statement information for the year ended December 31, 1997 gives effect to the Conversion, the Refinancing, the Offering and the elimination of other non-recurring charges and credits as of the beginning of the year presented. The pro forma financial information should be read in conjunction with the unaudited pro forma consolidated statement of income and related notes thereto appearing elsewhere herein. See "Index to Financial Statements," "Selected Historical and Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                Years Ended December 31,
                                           -------------------------------------------------------------------
                                               1997          1996        1995(1)       1994(1)       1993(1)
                                           -----------   -----------   -----------   -----------   -----------
Historical Statement of Operations Data:
Net sales ..............................    $698,131      $649,254      $628,935      $735,861      $655,707
EBITDA(2)(3) ...........................      41,957        29,979        36,959        44,901        36,835
EBITA(2)(3) ............................      37,948        26,376        33,298        40,399        31,729
Income from operations (2) .............      36,054        24,452        31,302        37,759        28,975


                                                 PRO FORMA
                                               ------------
                                                (unaudited)
Pro Forma Statement of Operations Data:
Net sales ..................................    $  698,131
EBITDA(3) ..................................        47,501
EBITA(3) ...................................        43,492
Amortization ...............................         2,284
Income from operations .....................        41,208
Interest expense, net ......................         6,877
Distribution on guaranteed preferred benefi-
 cial interests ............................       (12,232)
Income before income taxes .................        22,416
Provision for income taxes .................        10,231
Net income .................................    $   12,185
Net income per Common Share (basic and
 diluted) ..................................    $     1.76
Weighted average number of outstanding
 Common Shares .............................     6,918,936


                                                     As of December 31, 1997
                                                  -----------------------------
                                                   Historical    As Adjusted(4)
                                                  ------------  ---------------
                                                                  (unaudited)
Balance Sheet Data:
Working capital ................................   $ 120,938      $  120,938
Total assets ...................................     306,142         306,142
Long-term debt .................................      93,728          80,753
Guaranteed preferred beneficial interests in
 the Company's junior subordinated
 debentures ....................................     115,903         115,903
Stockholders' (deficit) equity .................        (491)         12,484
Book value per Common Share ....................   $   (0.08)     $     1.80

-------------
(1) Includes results of operations from divisions sold as follows:



                                     Years Ended December 31,
                             -----------------------------------------
                                 1995          1994           1993
                             -----------   ------------   ------------
  Net sales                   $ 29,070      $ 177,107      $ 162,270
  EBITDA(3)                        608         10,338          8,539
  EBITA(3)                         305          9,085          6,989
  Income from operations           270          8,588          6,637


(2) Includes $3,053 and $2,150 of Conversion-related transaction and other costs for the years ended December 31, 1997 and 1996, respectively, $5,950 of restructuring charges for the year ended December 31, 1996 and $2,491 of management fee expense for the year ended December 31, 1997 and $3,330 of management fee expense in each year in the four year period ending December 31, 1996.

(3) "EBITDA" is defined as income from operations before depreciation and amortization; "EBITA" is defined as income from operations before amortization. EBITDA and EBITA are not measures of performance under Generally Accepted Accounting Principles ("GAAP"). While EBITDA and EBITA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, the Company believes that EBITDA and EBITA are accepted within the business segments in which the Company operates as generally recognized measures of performance. Moreover, substantially all of the Company's financing agreements contain covenants in which EBITDA and/or EBITA are used as measures of financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of other measures of performance determined in accordance with GAAP.

(4) Assumes the Offering closed on December 31, 1997 with net proceeds of $12,975 to the Company for 500,000 Common Shares issued.

                                 RISK FACTORS

     An investment in the Common Shares of the Company offered hereby involves various risks. In addition to general investment risks and those factors set forth elsewhere in this Prospectus, prospective investors should consider, among other things, the following, which include all material risk factors:

Restructuring

     In December 1996, the Company announced a restructuring plan to integrate and consolidate its five domestic STS divisions. The Company expects the restructuring plan to result in the elimination of approximately 175 employees in the STS divisions and produce certain net annualized cost savings of approximately $5.0 million per year upon its completion. The STS divisions consist of hydraulic and pneumatic distributors that were acquired by the Company between 1976 and 1991. Until the restructuring, each of the STS divisions was operated on a decentralized basis. The announced restructuring plan is a three-year project to consolidate all financial and other administrative responsibilities for the STS divisions in one location, and includes a migration to one management information system. The integration and consolidation of the finance and administrative functions is expected to be completed by mid-1999. The restructuring of the sales organization and distribution network has begun; however, management's current estimate is that completion of this phase will require approximately an additional 18 months beyond the original three year project schedule due to the need for further analysis of STS' customer base and logistics requirements. The failure to complete the restructuring or successfully integrate the STS divisions would have an adverse impact on the Company's ability to fully achieve the net cost savings indicated above. There can be no assurance that the Company will be able to complete the plan effectively or on a timely basis. See "Business--Industrial Services--SunSource Technology Services."

Changing Industry Environment

     The industrial distribution industry is undergoing significant change. Historically, industrial distributors have served as suppliers of industrial products and as extensions of manufacturers' sales forces, selling products through the distribution channels to original equipment manufacturers, retailers, end users and other customers. In recent years, both manufacturers and customers have been increasingly relying on industrial distributors such as the Company to reduce purchasing costs and provide a broad range of value-added services, including inventory management programs, integrated supply arrangements, electronic ordering capabilities, engineering design and technical support services. In addition, customers' desire to consolidate their supplier relationships has required industrial distributors to achieve purchasing efficiencies, expand their geographic coverage and increase product and service offerings through acquisitions of other distributors. These changes in the industrial distribution industry could cause the industry to become more competitive. There can be no assurance that the Company will be able to compete effectively in or adapt to the changing industry environment. See "Business-- Industry Overview" and "Business--Business Strategy."

Risks Associated with Acquisitions

     An element of the Company's future growth strategy is to pursue selected acquisitions that either expand or complement its businesses in new or existing markets. However, there can be no assurance that the Company will be able to identify or acquire acceptable acquisition candidates on terms favorable to the Company and in a timely manner to the extent necessary to fulfill the Company's growth strategy. Future acquisitions may be financed through the issuance of Common Shares, which may be dilutive to the Company's stockholders, or through the incurrence of additional indebtedness. Furthermore, there can be no assurance that competition for acquisition candidates will not escalate, thereby increasing the costs of acquisitions. The process of integrating acquired businesses into the Company's operations may result in unforeseen difficulties and may require a disproportionate amount of resources and management's attention, and there can be no assurance that the Company will be able to successfully integrate acquired businesses into its operations. The failure to complete or successfully integrate prospective acquisitions may have an adverse impact on the Company's growth strategy. See "Business--Business Strategy."

     The Company is not currently a party to any agreement or understanding regarding a material acquisition but is pursuing discussions with a number of prospective sellers of businesses. The Board of Directors of the Company has authorized the acquisition by Hillman of certain assets of a retail hardware business which had sales in its last fiscal year of approximately $17.0 million. There can be no assurance whether such acquisition will occur.

Competition


     The distribution industry is highly competitive, with the principal methods of competition being price, quality of service, quality of products, product availability, credit terms and the provision of value-added services, such as engineering design, integrated supply and inventory management. The Company encounters competition from a large number of regional and local distributors and from several national distributors, some of which have greater financial resources than the Company and offer a greater variety of products. See "Business."


Seasonality and Industry Cycles


     The Company has in the past experienced seasonal fluctuations in sales and operating results from quarter to quarter. Typically, the first calendar quarter is the weakest due to the effect of weather on construction activity which produces a slowdown of sales of material and equipment in the construction market. Fluctuations in the Company's quarterly operating results could result in significant volatility in, and otherwise adversely affect, the market price of the Common Shares.


     Some of the principal markets for the products and services offered by the Company are subject to cyclical fluctuations that generally affect demand for industrial, commercial and consumer durable goods. Cyclical fluctuations can affect a number of factors such as pricing, availability and demand for the Company's products, growth rates in the markets served by the Company's customers, the delivery and performance of vendors, and the availability of suitable acquisition candidates. Changes in general economic conditions could have a material adverse effect on the Company's business, results of operations and financial condition.


Dependence on Information Systems; Year 2000 Issue


     The Company believes that its proprietary computer software programs are an integral part of its business and growth strategies. The Company depends on its information systems generally to process orders, to manage inventory and accounts receivable collections, to purchase, sell and ship products efficiently and on a timely basis, to maintain cost-effective operations and to provide superior service to its customers. There can be no assurance that the precautions which the Company has taken against certain events that could disrupt the operation of its information systems will prevent the occurrence of such a disruption. Any such disruption could have a material adverse effect on the Company's business and results of operations. See "Business."


     The Company faces the "Year 2000" issue. The Year 2000 issue is the result of computer programs being written using two digits (rather than four) to define the applicable year, resulting in incorrect calculations for the year 2000 and beyond. The Company's issues relate not only to its own systems being Year 2000 compliant, but also the systems of its suppliers and customers. The Company presently believes that, with modifications to existing software and converting to new software, the Year 2000 issue will not pose significant operational problems for its computer systems as so modified or converted. However, if such modifications and conversions are not completed in a timely manner, or if the Company's suppliers and customers fail to address the problem, the Year 2000 issue could have a material adverse effect on the operations of the Company.


Future Dilution of Common Stock


     The Company is permitted to issue additional equity or debt securities, including shares of Preferred Stock. Issuances of additional Common Shares or shares of Preferred Stock could adversely affect stockholders' equity interest in the Company and could adversely affect the market price of the Common Shares, and the interests in the assets, liabilities, cash flow and results of operations of the Company represented by Common Shares may be diluted. Holders of Common Shares are not entitled to preemptive rights.


Provisions that May Discourage Changes of Control


     The Company's Certificate of Incorporation and Bylaws and the Stockholders Agreement and Stockholders Rights Plan described under "Description of Capital Stock" contain certain provisions that may have the effect of encouraging persons considering an acquisition or takeover of the Company to negotiate with the Board of Directors rather than to pursue non-negotiated acquisitions or takeover attempts that a stockholder might consider to be in the stockholders' best interests, including offers that might result in a premium over the market price for the Common Shares.

     In addition to the Stockholders Rights Plan, these provisions include authorization for the Board of Directors to issue classes or series of Preferred Stock and a requirement that stockholders notify the Company in advance of any director nominees or items of business to be proposed at any meeting of stockholders. In addition, the deferred compensation plans of the Company provide that, upon the occurrence of a change in control as defined in the plans, the vesting provisions of awards under the plans will be accelerated. These provisions may reduce interest in the Company as a potential acquisition target or reduce the likelihood of a change in the management or voting control of the Company without the consent of the then incumbent Board of Directors.


Limited Trading Market and Volatility of Common Shares

     The Common Shares have traded on the New York Stock Exchange since the effective date of the Conversion on October 1, 1997. Prior to that time the Class B limited partnership interests of the Partnership had limited trading volume because institutional and other investors do not typically invest in limited partnership interests for various tax and administrative reasons. The limited trading volume in the Common Shares has continued since October 1, 1997.

     From time to time after the Offering, there may be significant volatility in the market price for the Common Shares. Operating results of the Company or of other companies participating in the industrial distribution industry, changes in general economic conditions and the financial markets, or other developments affecting the Company or its competitors could cause the market price for the Common Shares to fluctuate substantially.


Reliance on Executive Officers

     The Company is highly dependent upon the skills, experience and efforts of its executive officers. Loss of the services of one or more of the Company's executive officers could have a material adverse effect on the Company's business and development. The Company's continued growth also depends in part on its ability to attract and retain qualified managers, sales representatives and other key employees and on its executive officers' ability to implement the Company's strategy successfully. No assurance can be given that the Company will be able to attract and retain such employees or that such executive officers will be able to implement the Company's strategy successfully. See "Management."

                                  THE COMPANY

     SunSource Inc. is a Delaware corporation organized in 1996 to accomplish the Conversion. The Conversion was effected by the merger of the Partnership into the Company effective on September 30, 1997. In the Conversion, each Class A limited partnership interest of the Partnership was exchanged for $1.30 in cash and 0.38 of a Guaranteed Preferred Beneficial Interest in the Company's Junior Subordinated Debentures (the "Trust Preferred Securities"); each Class B limited partnership interest was exchanged for 0.25 Common Share of the Company; and the general and limited partnership interests in the general partner of the Partnership were exchanged for 1,000,000 Common Shares.

     The Partnership was organized in 1986 under the name Sun Distributors L.P. to conduct the business formerly conducted by Sun Distributors, Inc. when it was a subsidiary of Sun. The name was changed to SunSource L.P. in April 1996.

     The principal executive office of the Company is located at 3000 One Logan Square, Philadelphia, PA 19103 and its telephone number is (215) 282-1290.


                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering will be used to repay borrowings under the Company's revolving credit facility. As of December 31, 1997, the balance on the Company's revolving credit facility was approximately $33.0 million. The funds borrowed by the Company under the revolving credit facility were used to pay transaction costs and other payments related to the Conversion and for working capital purposes. The interest rate on borrowings under the revolving credit facility are based on London Interbank Offered Rate ("LIBOR") plus 1.0% to 1.5% or prime. At December 31, 1997, such interest rate was approximately 7.27% per annum.

     The Company will receive no proceeds from the sale of Common Shares in the Offering by the Selling Stockholders.


                                DIVIDEND POLICY

     The Company paid a cash dividend of $0.10 per Common Share on January 6, 1998. The Company expects to declare future quarterly dividends on the Common Shares of $0.40 per Common Share annually, subject to the discretion of the Board of Directors and dependent upon, among other things, the Company's future earnings, financial condition, capital requirements, funds needed for acquisitions, level of indebtedness, contractual restrictions and other factors that the Board of Directors deems relevant.

                                CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1997 and as adjusted to give effect to the Offering and repayment of borrowings under the Company's revolving credit facility (assuming the Offering closed on December 31, 1997 with net proceeds of $13.0 million to the Company). The table should be read in conjunction with the historical and pro forma consolidated financial statements of the Company and related notes thereto included elsewhere herein and the unaudited pro forma financial statements and related notes thereto included elsewhere herein.



                                                                           As of December 31, 1997
                                                                         ---------------------------
                                                                          Historical     As Adjusted
                                                                         ------------   ------------
                                                                               (In thousands)
Senior notes .........................................................     $ 60,000       $ 60,000
Bank revolving credit facility .......................................       33,000         20,025
Capital lease obligations ............................................          728            728
                                                                           --------       --------
      Total debt .....................................................       93,728         80,753
                                                                           --------       --------
Guaranteed preferred beneficial interests in the Company's junior sub-
 ordinated debentures ................................................      115,903        115,903
                                                                           --------       --------
Stockholders' (deficit) equity:
   Preferred Stock, $0.01 par, 1,000,000 shares authorized, none
    issued ...........................................................           --             --
   Common Stock, $0.01 par, 20,000,000 shares authorized,
    6,418,936 historical shares issued and outstanding; 6,918,936 as
    adjusted shares issued and outstanding ...........................           64             69
   Paid-in-capital ...................................................           --         12,970
   Retained earnings .................................................        1,735          1,735
   Cumulative foreign currency translation adjustment ................       (2,290)        (2,290)
                                                                           --------       --------
      Total stockholders' (deficit) equity(1) ........................         (491)        12,484
                                                                           --------       --------
      Total capitalization ...........................................     $209,140       $209,140
                                                                           ========       ========


------------
(1) The Company's stockholders' deficit is primarily a result of the exchange of Class A limited partnership interests for cash and guaranteed preferred beneficial interests in the Company's junior subordinated debentures. The guaranteed preferred beneficial interests are classified between total liabilities and stockholders' deficit on the Company's balance sheet and were recorded at their fair value on September 30, 1997. (See page F-9 for further information on Conversion-related adjustments).

                         PRICE RANGE OF COMMON SHARES

     As a result of the Conversion which was effective at the close of business on September 30, 1997, the Common Shares began trading on the New York Stock Exchange on October 1, 1997 under the symbol "SDP". The following table sets forth the high and low closing sale prices on the New York Stock Exchange Composite Tape for the Common Shares since that date:



                                                  High          Low
                                               ----------   ----------
       1998
       First Quarter (to March 19) .........   $28 9/16      $23 5/16
       1997
       Fourth Quarter ......................   $25 13/16     $23 1/2


     For a recent reported last sale price of the Common Shares on the New York Stock Exchange Composite Tape see the cover page of this Prospectus. As of March 19, 1998, there were approximately 756 holders of record of the Common Shares.

     As discussed above under "The Company," in the Conversion each Class B limited partnership interest of the Partnership was exchanged on September 30, 1997 for 0.25 of a Common Share, effectively a one-for-four reverse split. The following table shows the quarterly range of high and low closing sales prices on the New York Stock Exchange Composite Tape for the Class B limited partnership interests for the periods indicated, adjusted for the one-for-four reverse split:



                                     High          Low
                                  ----------   ----------
       1997
       First Quarter ..........   $18          $16 1/2
       Second Quarter .........    20 1/2       16
       Third Quarter ..........    23 1/2       19
       1996
       First Quarter ..........   $20 1/2      $16
       Second Quarter .........    18           16
       Third Quarter ..........    18           17
       Fourth Quarter .........    18 1/2       16 1/2

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION (In thousands, except for partnership interest and share data)

     The following table sets forth selected consolidated historical and pro forma financial data of the Company and the Partnership as of the dates and for the periods indicated. The historical financial information as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 is derived from audited financial statements included elsewhere herein. The historical financial information as of December 31, 1995, 1994 and 1993 and for each of the two years in the period ended December 31, 1994 is derived from financial statements not included elsewhere herein. The selected unaudited pro forma income statement information for the year ended December 31, 1997 gives effect to the Conversion, the Refinancing, the Offering and the elimination of other non-recurring charges and credits as of the beginning of the year presented. The pro forma financial information should be read in conjunction with the unaudited consolidated pro forma statement of income and notes thereto appearing elsewhere herein. See "Index to Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                       Years Ended December 31,
                                                     -----------------------------
                                                          1997           1996
                                                     -------------  --------------
Historical Statement of Operations Data:
Net sales .........................................   $   698,131    $    649,254
Cost of sales .....................................       414,853         388,660
                                                      -----------    ------------
Gross profit ......................................       283,278         260,594
Selling, general and admin. exp. ..................       235,777         219,185
Management fee ....................................         2,491           3,330
Depreciation ......................................         4,009           3,603
Amortization ......................................         1,894           1,924
Restructuring charges .............................            --           5,950
Transaction and other costs .......................         3,053           2,150
                                                      -----------    ------------
Income from operations ............................        36,054          24,452
Interest expense, net .............................         7,198           6,875
Other income (expense), net .......................            54             550
Gain on sale of divisions .........................            --              --
Provision (benefit) for income taxes ..............        (6,680)         (1,140)
Extraordinary loss, net of tax ....................        (3,392)             --
Cumulative effect on prior years of change in
 accounting principle .............................            --              --
Net income ........................................   $    29,140    $     19,267
Net income per limited partnership interest
 - Class A ........................................           N/A            1.10
 - Class B ........................................           N/A            0.32
Cash distributions declared per limited partnership
 interest
 - Class A ........................................           N/A            1.10
 - Class B ........................................           N/A            0.33
Weighted average number of outstanding limited
 partnership interests
 - Class A ........................................                    11,099,573
 - Class B ........................................                    21,675,746
Pro forma net income per Common Share (basic
 and diluted)(2) ..................................   $      1.88             N/A
Weighted average number of outstanding Common
 Shares ...........................................     6,418,936             N/A

                                                                Years Ended December 31,
                                                     ----------------------------------------------
                                                         1995(1)         1994(1)         1993(1)
                                                     --------------  --------------  --------------
Historical Statement of Operations Data:
Net sales .........................................   $    628,935    $    735,861    $    655,707
Cost of sales .....................................        377,598         451,785         402,441
                                                      ------------    ------------    ------------
Gross profit ......................................        251,337         284,076         253,266
Selling, general and admin. exp. ..................        211,048         235,845         213,007
Management fee ....................................          3,330           3,330           3,330
Depreciation ......................................          3,661           4,502           5,106
Amortization ......................................          1,996           2,640           2,848
Restructuring charges .............................             --              --              --
Transaction and other costs .......................             --              --              --
                                                      ------------    ------------    ------------
Income from operations ............................         31,302          37,759          28,975
Interest expense, net .............................          6,920           9,890          10,004
Other income (expense), net .......................            256          (1,748)            404
Gain on sale of divisions .........................         20,644           3,523              --
Provision (benefit) for income taxes ..............            537             100             869
Extraordinary loss, net of tax ....................           (629)             --              --
Cumulative effect on prior years of change in
 accounting principle .............................             --              --              --
Net income ........................................   $     44,116    $     29,544    $     18,506
Net income per limited partnership interest
 - Class A ........................................            1.10            1.10            1.10
 - Class B ........................................            1.45            0.79            0.28
Cash distributions declared per limited partnership
 interest
 - Class A ........................................            1.10            1.10            1.10
 - Class B ........................................            0.67            0.49            0.27
Weighted average number of outstanding limited
 partnership interests
 - Class A ........................................     11,099,573      11,099,573      11,099,573
 - Class B ........................................     21,675,746      21,675,746      21,675,746
Pro forma net income per Common Share (basic
 and diluted)(2) ..................................           N/A             N/A             N/A
Weighted average number of outstanding Common
 Shares ...........................................           N/A             N/A             N/A

                                                                                        As of December 31,
                                                                   ------------------------------------------------------------
                                                                       1997         1996        1995        1994        1993
                                                                   -----------  -----------  ----------  ----------  ----------
Balance Sheet Data:
Working capital .................................................   $120,938     $100,781     $ 95,841    $ 76,060    $ 92,091
Total assets ....................................................    306,142      262,555      254,591     266,186     273,493
Short-term debt financing .......................................         --        6,395        6,395      18,970       5,700
Long-term debt and capitalized lease obligations ................     93,728       69,150       63,934      75,168     104,185
Guaranteed preferred beneficial interests in the Company's junior
 subordinated debentures ........................................    115,903        N/A          N/A         N/A         N/A


                                                                           PRO FORMA
                                                                      ------------------
                                                                          Year Ended
                                                                       December 31, 1997
                                                                      ------------------
                                                                          (unaudited)
Pro Forma Statement of Operations:
Net sales .........................................................       $  698,131
EBITDA(3) .........................................................           47,501
EBITA(3) ..........................................................           43,492
Amortization ......................................................            2,284
Income from operations ............................................           41,208
Interest expense, net .............................................            6,877
Distribution on guaranteed preferred beneficial interests .........          (12,232)
Income before income taxes ........................................           22,416
Provision for income taxes ........................................           10,231
Net income ........................................................       $   12,185
Net income per Common Share (basic and diluted)(2) ................       $     1.76
Weighted average number of outstanding Common Shares ..............        6,918,936

------------
(1) Includes results of operations from divisions sold as follows:



                                                             Years Ended December 31,
                                                      --------------------------------------
                                                         1995          1994          1993
                                                      ----------   -----------   -----------
       Net sales ..................................    $29,070      $177,107      $162,270
       Gross profit ...............................      8,649        56,931        52,707
       Selling, general and administrative expense       8,041        46,593        44,168
       Depreciation ...............................        303         1,253         1,550
       Amortization ...............................         35           497           352
       Income from operations .....................        270         8,588         6,637


(2) The pro forma net income per Common Share for the year ended December 31, 1997 in the Historical Statement of Operations Data gives effect to the Conversion and Refinancing as of the beginning of the year presented and excludes non-recurring charges and credits directly related to the Conversion. The net income per Common Share in the Pro Forma Statement of Operations in addition gives effect to the Offering by reflecting the benefits of interest savings as a result of proceeds from the Offering used to reduce debt, offset by the dilutive effects of the Offering's primary shares.

(3) "EBITDA" is defined as income from operations before depreciation and amortization; "EBITA" is defined as income from operations before amortization. EBITDA and EBITA are not measures of performance under Generally Accepted Accounting Principles ("GAAP"). While EBITDA and EBITA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, the Company believes that EBITDA and EBITA are accepted within the business segments in which the Company operates as generally recognized measures of performance. Moreover, substantially all of the Company's financing agreements contain covenants in which EBITDA and/or EBITA are used as measures of financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of other measures of performance determined in accordance with GAAP.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


General


     The Company is one of the largest providers of industrial products and related value-added services in North America. The Company is organized into three businesses which are SunSource Industrial Services Company, Hillman and Harding. SunSource Industrial Services Company is comprised of STS and SIMCO.


Conversion


     The Conversion has resulted in the Company reporting a stockholders' deficit due to the exchange of Trust Preferred Securities and cash for all of the Class A limited partnership interests which was recorded at fair value aggregating $130.4 million. Stockholders' deficit was $3.1 million upon the Conversion at September 30, 1997 and $0.5 million at December 31, 1997. The Trust Preferred Securities have both equity characteristics and certain creditors' rights, and therefore are classified between total liabilities and stockholders' deficit on the Company's balance sheet. The Trust Preferred Securities bear interest at an annual rate of 11.6% and are cumulative and callable, at the Company's option, after September 30, 2002. The interest payments on the Junior Subordinated Debentures underlying the Trust Preferred Securities of approximately $12.2 million annually are deductible for federal income tax purposes under current law and will remain an obligation of the Company until the Trust Preferred Securities are redeemed or upon their maturity in 2027.


Restructuring


     In December 1996, the Company recorded restructuring charges of $6.0 million (on a pre-tax basis) related to a restructuring and consolidation of STS (approximately $4.4 million) and the one-time write-off of certain non-performing assets of Harding (approximately $1.6 million). The restructuring plan is expected to result in the elimination of approximately 175 employees in the STS divisions and result in net cost savings of approximately $5.0 million annually upon its completion. The restructuring plan will consolidate all financial and administrative responsibilities for STS in Chicago by mid-1999. However, the Company has deferred completion of restructuring of the STS sales organization and distribution network for an additional 18 months beyond the original three year project schedule pending further analysis of its customer base and logistics requirements. Of the $4.2 million of restructuring charges that will result in cash payments, $0.2 million was paid by the Company during the year ended December 31, 1996, and an additional $1.9 million was paid during the year ended December 31, 1997.


Sale of Certain Divisions


     The Company sold its Downey Glass division on October 27, 1995 and its Dorman Products division on January 3, 1995, for an aggregate cash consideration, net of expenses, of approximately $42.8 million and the assumption of certain liabilities (subject to certain post-closing adjustments). The proceeds from these divestitures were used to reduce debt and for general Company purposes including acquisitions. The Company recorded a gain on the sale of these divisions aggregating $20.6 million. See "Business--Legal Proceedings" and Note 17 of the Notes to the Consolidated Financial Statements of the Company for the three years ended December 31, 1997 regarding litigation pertaining to the sale of the Dorman Products division.


     Sales and income from operations from Downey aggregated $29.1 million and $0.3 million, respectively, for the year ended December 31, 1995.


Acquisitions


     The Company recently resumed its strategy to acquire retail glass shops for integration with Harding. Since August 31, 1997, Harding acquired the assets of three retail glass shops for net cash consideration of $0.8 million. Sales from the acquired shops aggregated approximately $2.5 million for the twelve-month period prior to acquisition.

     On April 11, 1996, STS purchased certain assets of Hydraulic Depot, Inc., for an aggregate purchase price of $0.7 million. Sales of Hydraulic Depot were $2.8 million for the year ended December 31, 1997 and $2.0 million from the acquisition date through December 31, 1996.

     On November 13, 1995, Hillman purchased certain assets of the retail division of Curtis Industries ("Curtis") for an aggregate purchase price of $8.0 million and the assumption of certain liabilities. Curtis was integrated with the Hillman division and generated sales of approximately $16.4 million for the twelve months ended December 31, 1997, $11.0 million for the twelve months ended December 31, 1996 and $1.6 million from the acquisition date through December 31, 1995.


Income Taxes


     The Company's pro forma effective income tax rate for the year ended December 31, 1997 was 45.6%. The Company incurs federal, state and local income taxes on its domestic operations and foreign income taxes on its operations in Canada and Mexico. In addition, the Company has recorded goodwill in connection with acquisitions and the Conversion that is not deductible for federal income tax purposes. Consequently, the Company expects that its consolidated effective income tax rate will continue to be approximately 45.0%


Results of Operations


     The following discussion provides information which management believes is relevant to an assessment and understanding of the Company's operations and financial condition. The discussion pertains to the consolidated statements of income and cash flows of the Company for the year ended December 31, 1997 (pro forma) and for the years ended December 31, 1997, 1996 and 1995 (historical) and the consolidated balance sheets dated December 31, 1997 and 1996 (historical) and should be read in conjunction with these consolidated financial statements and notes thereto appearing elsewhere herein.

     Segment Sales and Profitability for the Three Years Ended December 31,
1997

     The table below reflects the results of ongoing operations of the Company which excludes the sales, gross profit and operating expenses of Downey, divested in October 1995. The management fee represents a payment made by the Company to its general partner while operating as a master limited partnership. Since the Company's conversion to corporate form, the management fee is retained by a wholly-owned subsidiary of the Company and is eliminated in consolidation.



                                                                     Years Ended December 31,
                                         ---------------------------------------------------------------------------------
                                                   1997                        1996                        1995
                                         -------------------------   -------------------------   -------------------------
                                                                          (In thousands)
Sales                                                    % Total                     % Total                     % Total
SunSource Industrial Services                             Sales                       Sales                       Sales
                                                         ------                      ------                      ------
  STS ................................    $323,588          46.4%     $299,068          46.1%     $285,466          47.6%
  SIMCO -- Expediter .................     125,911          18.0%      121,389          18.7%      113,715          19.0%
  SIMCO -- Integrated Supply .........      52,979           7.6%       43,392           6.7%       31,860           5.3%
                                          --------       -------      --------       -------      --------       -------
      Industrial Services ............     502,478          72.0%      463,849          71.5%      431,041          71.9%
Hillman ..............................     107,395          15.4%       95,036          14.6%       77,263          12.9%
Harding ..............................      88,258          12.6%       90,369          13.9%       91,561          15.2%
                                          --------       -------      --------       -------      --------       -------
   Consolidated Net Sales ............    $698,131         100.0%     $649,254         100.0%     $599,865         100.0%
                                          ========       =======      ========       =======      ========       =======
Gross Profit
SunSource Industrial Services                            % Sales                     % Sales                     % Sales
                                                         -------                     -------                     -------
  STS ................................    $ 85,902          26.5%     $ 76,896          25.7%     $ 75,527          26.5%
  SIMCO -- Expediter .................      90,171          71.6%       87,839          72.4%       83,122          73.1%
  SIMCO -- Integrated Supply .........      13,216          24.9%       11,436          26.4%        9,372          29.4%
                                          --------                    --------                    --------
      Industrial Services ............     189,289          37.7%      176,171          38.0%      168,021          39.0%
Hillman ..............................      58,319          54.3%       48,878          51.4%       41,037          53.1%
Harding ..............................      35,670          40.4%       35,545          39.3%       33,630          36.7%
                                          --------                    --------                    --------
   Consolidated Gross Profit .........    $283,278          40.6%     $260,594          40.1%     $242,688          40.5%
                                          ========                    ========                    ========

                                                                       Years Ended December 31,
                                            ------------------------------------------------------------------------------
                                                      1997                       1996                       1995
                                            ------------------------   ------------------------   ------------------------
                                                                            (In thousands)
EBITA (1) ...............................
SunSource Industrial Services                              % Sales                    % Sales                    % Sales
                                                           --                         --                         --
  STS ...................................    $ 14,784          4.6%     $ 13,335          4.5%     $ 15,743          5.5%
  SIMCO -- Expediter ....................      21,160         16.8%       19,199         15.8%       15,478         13.6%
  SIMCO -- Integrated Supply ............       2,968          5.6%        1,892          4.4%        1,723          5.4%
                                             --------                   --------                   --------
      Industrial Services ...............      38,912          7.7%       34,426          7.4%       32,944          7.6%
Hillman .................................      10,874         10.1%        7,130          7.5%        7,314          9.5%
Harding .................................       2,131          2.4%        3,231          3.6%        3,405          3.7%
                                             --------                   --------                   --------
   Total operations before
    corporate expenses ..................      51,917          7.4%       44,787          6.9%       43,663          7.3%
Corporate expenses ......................      (8,425)                    (6,981)                    (7,340)
                                             --------                   --------                   --------
   Total operations after
    corporate expenses ..................      43,492          6.2%       37,806          5.8%       36,323          6.1%
Management fee ..........................      (2,491)                    (3,330)                    (3,330)
Restructuring charge ....................          --                     (5,950)                        --
Transaction costs -- Conversion .........      (3,053)                    (2,150)                        --
                                             --------                   --------                   --------
   Consolidated EBITA ...................    $ 37,948          5.4%     $ 26,376          4.1%     $ 32,993          5.5%
                                             ========                   ========                   ========

---------------------
(1) "EBITA" (earnings before interest, taxes and amortization) is defined as income from operations before amortization. See footnote (3) to Selected Historical and Pro Forma Financial Information.


     Years Ended December 31, 1997 and 1996


     After giving effect to the Conversion, the Refinancing, the Offering and non-recurring items, net income on a pro forma basis for the year ended December 31, 1997 was $12.2 million or $1.76 per Common Share, an increase of $3.1 million or 34.1% above comparable 1996 net income of $9.1 million. See Notes to the Pro Forma Consolidated Statement of Income for the year ended December 31, 1997 for adjustments that affect comparability to historical results.


     Net sales increased $48.9 million or 7.5% in 1997 to $698.1 million from $649.3 million in 1996. Sales variances by segment are as follows:




                                                            Sales Increase (Decrease)
                                                          -----------------------------
                                                               Amount            %
                                                          ---------------   -----------
                                                           (In thousands)
        SunSource Industrial Services Company .........
           STS ........................................      $ 24,520         8.2%
           SIMCO - Expediter ..........................         4,522         3.7%
           SIMCO - Integrated Supply ..................         9,587        22.1%
                                                             --------
    Industrial Services ...............................        38,629         8.3%
        Hillman .......................................        12,359        13.0%
        Harding .......................................        (2,111)       (2.3)%
                                                             --------
    Total Company .....................................      $ 48,877         7.5%
                                                             ========

     STS sales increased $24.5 million or 8.2% in 1997 to $323.6 million from $299.1 million in 1996 due to continued strength in existing product markets, new product line additions and sales territory expansion. Expediter sales increased $4.5 million or 3.7% in 1997 to $125.9 million from $121.4 million in 1996 due to sales growth of 3.0% in the U.S. marketplace and 8.3% in Canada as a result of general economic strength. Integrated supply sales increased $9.6 million or 22.1% in 1997 to $53.0 million from $43.4 million in 1996 due primarily to an increase in the number of in-plant inventory management programs.

     Hillman's sales increased $12.4 million or 13.0% in 1997 to $107.4 million from $95.0 million in 1996 due to contributions from the Curtis acquisition in the amount of approximately $5.0 million and an increase of $7.4 million due to growth in new accounts, expansion of existing product lines and increased penetration of new product lines.

     Harding's sales declined $2.1 million or 2.3% in 1997 to $88.3 million from $90.4 million in 1996 due primarily to a decrease of $2.0 million in wholesale glass, brokerage and other product line sales. In addition, the discontinuation of certain low margin product lines and markets served resulted in reduced sales of $0.4 million, offset by an increase in retail glass and contract sales of $0.3 million from 1996. In recent years, Harding has discontinued certain low-margin product lines and has withdrawn from non-strategic markets. Growth in Harding's retail glass shops is expected to continue as a result of internal sales programs and acquisitions.

     Total Company cost of sales increased $26.2 million or 6.7% in 1997 to $414.9 million from $388.7 million in 1996 due primarily to increased sales levels in the comparison period.


     The Company's consolidated gross margin was 40.6% in 1997 compared with 40.1% in 1996. SunSource Industrial Services Company's gross margin was 37.7% in 1997 compared with 38.0% in 1996, a decrease of 0.3%. STS's gross margin increased 0.8% in 1997 due to labor efficiencies in its service and repair business and lower freight costs. The SIMCO Expediter activity's gross margin declined 0.8% in 1997 due to competitive pricing pressures. The SIMCO Integrated Supply activity's gross margin declined 1.5% in 1997 due to changes in sales mix as a result of new in-plant inventory management programs.


     Hillman's gross margin increased 2.9% due primarily to reduced packaging costs in 1997 which were much higher in 1996 as a result of costs associated with the integration of the Curtis acquisition and for other business expansion programs. Harding's gross margin increased 1.1% due to improved purchasing management and the discontinuation of lower margin product lines.


     The Company's selling, general and administrative ("S,G&A") expenses increased by $16.6 million or 7.6% to $235.8 million in 1997 from $219.2 million in 1996. Selling expenses increased $7.1 million supporting increased 1997 sales levels in the SunSource Industrial Services Company and increased marketing efforts at Harding. Warehouse and delivery expenses increased $2.8 million due to expansion programs by certain operating units and the addition of several large in-plant accounts by SIMCO. General and administrative expenses increased $6.7 million consisting of: (i) an increase of $5.3 million to support the overall increase in 1997 sales levels and the increased number of systems accounts in the Industrial Services business, and (ii) an increase of $1.6 million in corporate expenses compared to 1996 which included an expense reduction of $1.5 million as a result of incentive-based compensation plans and a non-recurring reduction in insurance reserves of $0.2 million.


     The Company's consolidated operating profit margin (EBITA, as a percentage of sales) after corporate expenses improved in 1997 to 6.2% from 5.8% in 1996. SunSource Industrial Services Company improved its operating profit margin to 7.7% in 1997 from 7.4% in 1996 primarily as a result of expense efficiencies. Hillman improved its operating profit margin significantly in 1997 to 10.1% from 7.5% in 1996 due to improved packaging productivity in 1997 as previously discussed. Harding's operating profit margin declined in 1997 to 2.4% from 3.6% in 1996 due to significant investments in sales and marketing efforts in 1997 and reduced sales as a result of discontinuation of certain low margin product lines and markets served.


     Other income decreased $0.5 million in 1997 due primarily to favorable non-recurring legal settlements and post-closing adjustments related to divisions sold which were recorded in 1996.


     The Company is subject to federal, state and local income taxes on its domestic operations and foreign income taxes on its Canadian and Mexican operations as accounted for in accordance with Statement of Financial Accounting Standard ("SFAS") 109, "Accounting for Income Taxes." Deferred income taxes represent differences between the financial statement and tax bases of assets and liabilities as classified on the Company's balance sheet. The Company's provision for income taxes on a pro forma basis in 1997 increased $2.2 million from 1996 due to higher income levels in 1997. The Company's effective income tax rate decreased from 47.0% in 1996 to 45.6% in 1997 as a result of certain expenses such as goodwill which are non-deductible for tax purposes, and are constant in relation to the higher income levels in 1997.

     Years Ended December 31, 1996 and 1995

     Net income for the year ended December 31, 1996 was $19.3 million compared with $44.1 million in 1995. As previously discussed, 1996 net income included a $4.9 million charge (net of $1.1 million in deferred tax benefits), related to the restructuring of STS and Harding and a $2.1 million charge for transaction costs associated with the Conversion. The 1995 net income included a gain of $20.6 million from the sale of the Downey Glass division in October 1995 and the Dorman Products division in January 1995. Net income for 1995 also included a $0.6 million charge related to the early retirement of debt and $0.3 million of operating income from the Downey Glass division. Excluding these non-recurring items, net income for 1996 amounted to $26.3 million or 10.5% above the comparable 1995 net income of $23.8 million.

     After giving effect to the Conversion, the Refinancing, the Offering and the elimination of gains and results of operations from divisions sold as well as non-recurring items, net income for the year ended December 31, 1996 was $9.1 million, an increase of $0.9 million or 10.2% above comparable 1995 net income of $8.2 million. See Notes to the Pro forma Consolidated Statement of Income for the year ended December 31, 1997 for adjustments that affect comparability to historical results.

     Net sales increased $49.4 million or 8.2% in 1996 to $649.3 million from $599.9 million in 1995. Sales variance by segment are as follows:




                                                            Sales Increase (Decrease)
                                                          -----------------------------
                                                               Amount            %
                                                          ---------------   -----------
                                                           (In thousands)
        SunSource Industrial Services Company .........
           STS ........................................      $ 13,602            4.8%
           SIMCO - Expediter ..........................         7,674            6.7%
           SIMCO - Integrated Supply ..................        11,532           36.2%
                                                             --------
    Industrial Services ...............................        32,808            7.6%
        Hillman .......................................        17,773           23.0%
        Harding .......................................        (1,192)          (1.3)%
                                                             --------
    Total Company .....................................      $ 49,389            8.2%
                                                             ========


     Sales of STS increased $13.6 million or 4.8% in 1996 to $299.1 million from $285.5 million in 1995 due to continued strength in existing product markets. Expediter sales increased $7.7 million or 6.7% in 1996 to $121.4 million from $113.7 million in 1995 due to strong sales growth of 8.6% in the U.S. marketplace offset by a sales decline of 4.3% in Canada due principally to weak economic conditions in 1996. Integrated supply sales increased $11.5 million or 36.2% in 1996 to $43.4 million from $31.9 million in 1995 due primarily to an increase in the number of in-plant inventory management programs.

     Hillman's sales increased $17.8 million or 23.0% in 1996 to $95.0 million from $77.3 million in 1995 due to contributions from the Curtis acquisition in the amount of approximately $9.4 million and the balance of $8.4 million in growth from new accounts, expansion of existing product lines and market penetration of new product lines.

     Harding's sales declined $1.2 million or 1.3% in 1996 to $90.4 million from $91.6 million in 1995 due to a decrease in wholesale glass, brokerage and other product line sales of $2.8 million and the discontinuation of certain low margin product lines and markets served aggregating $0.2 million, offset by an increase in retail glass and contract sales of $1.8 million or 4.2% from the prior year.

     Total Company cost of sales increased $31.5 million or 8.8% in 1996 to $388.7 million from $357.2 million in 1995 due primarily to increased sales levels.

     The Company's consolidated gross margin was 40.1% in 1996 compared with 40.5% in 1995. The decline in SunSource Industrial Services Company's gross margin was due mainly to competitive pricing pressures and changes in sales mix. Hillman's gross margin decreased 1.7% due to reduced packaging productivity levels and costs associated with integration of the Curtis acquisition and for other business expansion programs. Harding's gross margin increased 2.6% due to improved purchasing management and increased sales of retail glass which carries higher gross margins than Harding's other product lines.

     The Company's S,G&A expenses increased by $16.2 million or 8.0% to $219.2 million in 1996 from $203.0 million in 1995 excluding Downey Glass, comprised as follows: increased selling expenses of $5.5 million supporting increased 1996 sales levels; increased warehouse and delivery expenses of $7.4 million due to the integration of the Curtis acquisition, expansion programs by certain operating units and the addition of seven large in-plant accounts by SIMCO; and increased general and administrative expenses of $3.3 million.

     The Company's consolidated operating profit margin (EBITA, as a percentage of sales) after corporate expenses declined from 6.1% in 1995 to 5.8% in 1996 due principally to reductions in profitability from SunSource Industrial Services Company and Hillman. The operating profit margin declined in the SunSource Industrial Services Company from 7.6% in 1995 to 7.4% in 1996 as a result of competitive pricing pressures and changes in sales mix which reduced the gross profit margin. Hillman's operating profit margin declined from 9.5% in 1995 to 7.5% in 1996 as a result of reduced packaging productivity levels and costs associated with the integration of the Curtis acquisition and other business expansion programs. Harding's operating profit margin remained consistent in 1996 with the prior year at approximately 3.6%.


Liquidity and Capital Resources

     On a historical basis, net cash provided by operations was $27.9 million for 1997, compared with $23.3 million for 1996, an increase of $4.6 million. This increase was due primarily to increased net income of $9.9 million and decreased working capital investment in operations in the comparison period of approximately $3.2 million offset by a decrease in non-cash charges of $6.9 million and other items of $1.6 million. The Company's net interest coverage ratio on a pro forma basis including the Offering (earnings before interest, distributions on Trust Preferred Securities and income taxes over net interest expense and distributions on Trust Preferred Securities) for the year ended December 31, 1997 was 2.17x.

     The Company's cash position of $5.6 million as of December 31, 1997, increased $4.0 million from the balance at December 31, 1996. Cash was provided during this period primarily from operations ($27.9 million), net borrowing activities ($17.3 million) and proceeds from the sale of property and equipment ($0.8 million). Cash was used during this period predominantly for partnership cash distributions ($28.3 million), capital expenditures ($4.9 million), pre-payment penalties on senior notes ($4.3 million), investment in corporate life insurance ($3.3 million) and certain other items ($1.2 million).

     The Company's working capital position of $120.9 million at December 31, 1997 represented an increase of $20.1 million from the December 31, 1996 level of $100.8 million. The Company's current ratio improved to 2.41x at December 31, 1997 from 2.16x at December 31, 1996, principally due to an increase in the deferred tax asset of $10.8 million related to the Conversion.

     On September 30, 1997, the Company issued a $60.0 million 7.66% Senior Note due 2002 and amended its credit agreement to increase the aggregate availability under the existing revolving line of credit to $90.0 million at variable borrowing rates of LIBOR plus 1.0% to 1.5% or prime. The Company anticipates interest cost savings of approximately 100 basis points through its new debt facilities compared to its previous debt structure. The Company's current borrowing capacity along with proceeds from the Offering is expected to provide the Company with sufficient working capital for reinvestment in its businesses and acquisition capital in the near future.

     As of December 31, 1997, the Company had $54.8 million available under its new credit facilities. As of December 31, 1997, the Company had $95.9 million of outstanding indebtedness consisting of the aforementioned $60.0 million Senior Note, bank borrowings totaling $33.0 million, letter of credit commitments aggregating $2.2 million and capitalized lease obligations of $0.7 million. In addition, an indirect, wholly-owned Canadian subsidiary of the Company had a $2.5 million Canadian dollar line of credit for working capital purposes, of which no amount was outstanding at December 31, 1997.

     As of December 31, 1997, the Company's total debt (including distributions payable) as a percentage of its consolidated capitalization (total debt, Trust Preferred Securities and stockholders' deficit) was 45.6% compared with 44.7% as of December 31, 1996. The Company's consolidated capitalization (including distributions payable) as of December 31, 1997, was $212.1 million compared to $173.0 million at December 31, 1996.

     Proceeds from the Offering will be used to repay borrowings under the Company's revolving credit facility. As a result of the Offering, the Company's net worth would be approximately $12.5 million on an adjusted basis as of December 31, 1997, resulting in total debt as a percentage of consolidated capitalization of 39.3% as defined above.

     The Company spent $4.9 million for capital expenditures in 1997, primarily for warehouse improvements, machinery, equipment, computer hardware and software.

     As a result of the Conversion, the Company's cash flow is expected to improve due to the following: (i) retention of the management fee payable to the general partner of SDI Operating Partners, L.P. in the amount of $3.3 million per year, (ii) retention of distributions on the general partner's ownership in the Partnership and SDI Operating Partners, L.P. amounting to approximately $0.4 million annually and (iii) a reduction in income tax rates.

     The Company has recorded an estimated liability of $2.1 million at December 31, 1997, for remaining tax distributions due to Class B interest holders of the Partnership, related to taxable income for the nine months ended September 30, 1997. These distributions are expected to be paid by March 31, 1998.

     The Board of Directors of the Company declared on December 10, 1997 a cash dividend of $0.10 per Common Share which was paid on January 6, 1998 to holders of record as of December 22, 1997. The Company expects to declare future quarterly dividends on the Common Shares to aggregate $0.40 per Common Share annually, subject to the discretion of its Board of Directors and dependent upon, among other things, the Company's future earnings, financial condition, capital requirements, funds needed for acquisitions, level of indebtedness, contractual restrictions and other factors that the Board of Directors deems relevant.

     The Company has deferred tax assets aggregating $15.8 million as of December 31, 1997 as determined in accordance with SFAS 109. Management believes that the Company's deferred tax assets will be realized through the reversal of existing temporary differences between the financial statement and tax bases.

Year 2000 Issue

     The Company faces the "Year 2000" issue. The Year 2000 issue is the result of computer programs being written using two digits (rather than four) to define the applicable year, resulting in incorrect calculations for the year 2000 and beyond. The Company's issues relate not only to its own systems being Year 2000 compliant, but also the systems of its suppliers and customers. The Company presently believes that, with modifications to existing software and converting to new software, the Year 2000 issue will not pose significant operational problems for its computer systems as so modified or converted. However, if such modification and conversions are not completed in a timely manner, or if the Company's suppliers and customers fail to address the problem, the Year 2000 issue could have a material adverse effect on the Company's future operating results and financial condition.

Recent Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS 130, "Reporting Comprehensive Income," which requires changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. Additionally, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," which requires disclosures in financial statements based on management's approach to segment reporting and industry requirements to report selected segment information, disclosures about products and services and major customers, on a quarterly basis. Adoption of SFAS 130 and 131 is required in 1998. The Company has elected to comply with SFAS 131 for 1997 reporting. The Company does not anticipate a significant impact on its financial disclosure requirements due to the adoption of SFAS 130.

Inflation

     Inflation in recent years has had a modest impact on the operations of the Company. Continued inflation, over a period of years at higher than current rates, would result in significant increases in inventory costs and operating expenses. However, such higher cost of sales and operating expenses can generally be offset by increases in selling prices, although the ability of the Company's operating divisions to raise prices is dependent on competitive market conditions.

                                   BUSINESS


General

     SunSource is one of the largest providers of industrial products and related value-added services in North America. Through its applications engineers and technical support personnel, SunSource provides customized solutions to complex problems encountered by its customers. The Company believes that it differentiates itself from other industrial distributors by providing superior technical and problem-solving capabilities in addition to an extensive product offering and broad array of related services, such as engineering design and integrated supply arrangements. The Company has more than 188,000 customers, none of which represents more than 6% of annual net sales. The Company's distribution and related services support more than 1,300 product lines, consisting of approximately 175,000 stock keeping units.

     The Company traces its origins to 1975, when Sun decided to pursue a diversification strategy outside of its traditional energy business. After an extensive analysis of strategic alternatives, Sun concluded that the industrial distribution business offered substantial opportunities for growth, high returns on invested capital and relatively low business risk. Sun pursued this strategy through Sun Distributors, Inc., which became an industry consolidator and acquired 16 companies between 1975 and 1985. In 1986, Sun decided to refocus its efforts on its core energy business and sell its non-energy businesses. The Company was purchased by a predecessor affiliate of the Selling Stockholders in October 1986. In February 1987, the Company made an initial public offering of its limited partnership interests and became a publicly traded master limited partnership.

     The Company continued to make acquisitions after its initial public offering, but its ability to make acquisitions after 1991 was hindered by its partnership structure and associated restrictions in its credit agreements. In 1994 and 1995, the Company divested three non-strategic businesses with aggregate 1994 sales of $177.1 million. The Company converted from partnership to corporate form on September 30, 1997.

     The Company has targeted three businesses within the distribution industry which are characterized by a potential for value-added services, economies of scale and opportunities for further consolidation.

     Industrial Services. SunSource Industrial Services Company, with sales of $502 million in 1997, provides a broad range of products and services throughout North America through the sales and marketing activities of STS and SIMCO. The Company believes that STS is a leading provider of systems, parts and engineering services for hydraulic, pneumatic, electrical and related systems to major industrial concerns, such as Ford Motor Company, Hill-Rom and Vermeer Manufacturing, as well as small and medium-size businesses. STS provides services, including engineering and design of both products and processes and the assembly and repair of complex systems, which enable its customers to outsource engineering and other functions which they previously performed in-house. SIMCO provides inventory management services enabling its customers to reduce inventory investment and the associated expenses of purchasing, receiving, disbursing and accounting for parts and materials.

     Hardware Merchandising Services. Hillman, with sales of $107 million in 1997, provides small hardware items and merchandising services to retail hardware outlets through a nationwide sales and service organization. Hillman offers a full range of fasteners, letters, numbers, signs, keys, rope and chain accessories and many other inexpensive "specialty" goods, which are "must-have" items for retailers that cannot be managed economically by the retailer's own employees because of the large number of items and their low prices. Hillman maintains a 265 person nationwide sales and service organization which seeks to ensure that its customers' inventories are maintained at appropriate levels with a minimum of administrative effort or expense. Hillman also provides inventory management software that ties into retailers' point-of-sale systems. Through its merchandising system, Hillman assists retailers with rack positioning, store layout, new package design and color coding systems to permit ease of shopping by consumers.

     Glass Merchandising. Harding, with sales of $88 million in 1997, operates one of the largest networks of full service retail glass shops in the United States. Harding is comprised of approximately 85 retail locations throughout the Southwest and, to a lesser degree, along the East Coast. Harding sells and installs automotive glass and also sells, fabricates and installs flat glass. Customers include individual retail consumers, insurance companies and commercial accounts.

Industry Overview


     The Company operates in large, fragmented industries characterized by multiple channels of supply. These channels of supply are currently experiencing significant changes driven by the higher quality and widespread availability of management information systems. With better information, manufacturers, distributors and customers are all able to track their expenses, investments and returns on investments more accurately. The distribution industry is driven by the following trends which are rendering the traditional producer-controlled channels obsolete and subject to being replaced by new channels organized around customer requirements and value-added services.


     Manufacturers are increasing their reliance on distributors. In order to enhance their profitability and improve their returns on capital, manufacturers are attempting to (i) reduce their logistics expense by making less frequent, larger shipments to fewer locations; (ii) reduce their sales expense by shrinking their direct sales forces; (iii) lower their marketing expense by trimming or eliminating technical support of their product lines; (iv) control their inventory investment with computer systems that enable them to track the inventory held by their distributors; and (v) improve their credit exposure by dealing with fewer, better capitalized distributors.


     Customers are increasing their reliance on value-added distributors. As their contacts with the manufacturers diminish or cease altogether, customers are beginning to rely on their distributors for technical support, engineering, repair and other services no longer available from the downsized manufacturers. The Company believes that the percentage of products sold through distributors will continue to increase as customers move to consolidate supply sources to streamline operations and reduce administrative costs. Customers can monitor their inventory requirements through the distributor's information system and avoid stocking such inventory until necessary. In addition, current information systems enable customers to measure precisely the economic benefits provided by their distributors.


     Customers are outsourcing non-core functions to high quality service providers. Many companies have chosen to outsource primary supply chain functions including procurement, delivery and inventory management functions to high-quality service providers. Others have outsourced primary engineering, maintenance and repair functions. The Company expects this trend to continue as customers increasingly concentrate resources on developing their core capabilities.


     Channels of distribution are in the process of consolidation. The increasing demands upon distributors from both vendors and customers are forcing them to make substantial investments in technology, training and logistics systems. Many smaller distributors that cannot afford to make these investments are being acquired by larger competitors that can provide the requisite services. The surviving, larger distributors enjoy multiple benefits, such as greater purchasing power with vendors, a larger revenue base over which to spread substantial fixed costs and lower costs of capital.


     Managerial skills required for success in industrial distribution are changing dramatically. Management today must deal with complex and sophisticated national distribution channels while remaining responsive to increasingly individualized customer demands. Future success will require management to adapt to changing technology and develop sophisticated organizations that are comfortable with change and can react quickly.


Business Strategy


     While each of the Company's three businesses has its roots in traditional wholesale distributor activities, the evolution of each business has been affected in significantly different ways by the trends discussed above. However, commonalities among the businesses have enabled the Company to build a record of strong, profitable growth on the basis of three core competencies:


   o Acquisition Integration Capability -- The ability to integrate acquired companies while improving operational efficiencies and enhancing their effectiveness in the marketplace.

     Since the organization of its predecessor in 1975 and through 1991, the Company grew primarily through acquisitions of existing distribution companies. During this period, a series of acquisitions expanded the Company's operations both geographically and in the number and types of products offered. Thirty-five of these acquisitions had purchase prices in excess of $1 million and approximately 40 more had purchase prices under $1 million. The Company's ability to make acquisitions since 1991 was hindered by its previous partnership structure and associated restrictions in its credit agreement. As a result of the Conversion, the Refinancing and this Offering, the Company expects to have the necessary financial capacity to resume its acquisition program. The Company intends to seek acquisition candidates that have developed attractive market niches, have strong management and have demonstrated their ability to achieve stable growth and high returns on invested capital.


   o Ability to Capitalize on Industry Trends -- The ability to execute dynamic business strategies to capitalize on opportunities arising from rapid structural changes in the marketplace.

     The Company has established separate organizations for its three businesses, each headed by a chief executive officer who is supported by sales, marketing, financial, logistics and information systems resources. This organizational structure enables the Company to manage each of its businesses within the context of the varying market opportunities, rates of change, and competitive threats affecting those businesses. The Company's small headquarters staff shapes and guides the strategic decisions of its operating companies. Performance benchmarks are established as part of this process and progress is monitored to ensure that initiatives remain on track.


   o Technology for Competitive Advantage -- The ability to use technology and technical expertise as competitive advantages to build and defend attractive market niches.

     Technology offers significant opportunities for improving both the Company's internal operations and its product and service offerings to its customers. For example, STS is implementing a new integrated information system which will permit (i) the centralization of the purchasing function, resulting in a smaller staff with a higher level of professional skills; (ii) a reduction in the number of warehouses from 36 to fewer than ten; (iii) higher customer order fill rates; and (iv) lower exposure to obsolete or slow-moving inventory. Hillman has developed a new sales tracking program that will enable it to closely monitor the performance of its sales representatives with respect to increasing product line penetration within their accounts. Harding's new management information system improves its ability to manage operations and fully utilize its purchasing power. It also permits Harding to integrate acquisitions substantially faster than was previously possible.


Growth Opportunities


     SunSource believes that each of its three operating businesses is well positioned to capture opportunities in the markets in which it participates.


     SunSource Industrial Services Company's strategy is to capitalize on the trends among industrial customers toward consolidation of suppliers, outsourcing the procurement function for goods and outsourcing in-plant services for which they lack expertise or sufficient resources.


     STS believes that it can significantly increase its revenues by expanding its relationships with large industrial customers to provide them with the full range of available products and services which STS can provide. To this end, STS is currently enhancing its sales organization to include industry specialists to augment the effectiveness of individual sales representatives. For example, a sales representative could call upon STS' technology specialists to assist in solving a paper mill's production problem. A successful solution would be communicated to STS' industry specialist, who would check for similar opportunities at the customer's other mills and would ensure the information was made available to all STS representatives who call on paper mills.


     STS plans to continue its successful program of establishing service centers for the repair and overhaul of hydraulic equipment in major industrial markets around the country. In addition, STS intends to resume its acquisition program later in 1998 when its restructuring project is closer to completion. STS' acquisition strategy is to acquire technology-driven distributors on the West Coast, New England, and Florida to solidify its geographic coverage in those areas. STS' objective is also to acquire companies with complementary services, such as vibration monitoring or preventive maintenance programs to industrial facilities.

     Hillman's strategy is to capitalize on the desire of its customers to shift the burden of maintaining a complex, low value inventory as well as to continually expand its product line. Hillman currently services approximately 8,500 retail hardware locations, an estimated 69% of the retail hardware outlets that are large enough to benefit from the Hillman merchandising system. Management believes that growth is most likely to come from: (i) further penetration of the retail hardware outlet markets; (ii) an increase in the average number of Hillman product lines sold to each retail hardware outlet;
(iii) expanded participation in the home center and regional lumber yard businesses in the United States; and (iv) expansion in the Caribbean, Mexico and Central America under a newly-hired Director of International Sales. Hillman targets companies for acquisition that offer a significant extension of its already broad product line, companies with substantial selling relationships with very large outlets, such as home centers and nationwide building supply operations, and companies which offer management services which would be of value to Hillman's customer base (such as companies that specialize in providing set up and layout design services for new store locations).


     Harding believes that it has an excellent opportunity to build its network of retail glass shops through further acquisitions in the highly fragmented retail glass industry that consists of more than 9,000 independent and small regional glass shops.


Industrial Services (STS and SIMCO)


     SunSource Industrial Services Company provides a single nationwide source for a broad array of industrial products and supporting technical services. SunSource Industrial Services Company is comprised of two sales and marketing activities--STS and SIMCO. Their common strategy is to capitalize on the increasing awareness of many industrial companies of their inefficiencies in performing activities that are ancillary to their principal business. These activities include repairing equipment, running preventive maintenance programs, maintaining in-house engineering capabilities and inventory management. In most instances, the only alternative available to many industrial companies for such services has been small, local firms, many of which lack the resources necessary to assure the quality of services that they provide. SunSource Industrial Services Company's customers are located throughout the United States, Mexico and Canada and include major industrial concerns, as well as small and medium-size businesses.


     SunSource Technology Services (STS)


     STS, with sales of approximately $324 million in 1997, offers a full range of technology-based products and services to its customers. Its product lines include hydraulic, pneumatic, electronic and filtration parts and equipment. Services include engineering design, equipment repair and product upgrades.


     STS seeks to build strong relationships with its customers by providing technological/problem-solving capabilities along with quality products. STS relies on its engineering and fabricating capabilities to provide customized solutions for specific applications requiring product engineering, assembly or fabrication. To help a customer better understand how it is performing relative to best industry practices, STS can perform a technology review of the customer's facilities covering areas such as electronic systems, hydraulics, pneumatics, repair activities and inventory management. STS can demonstrate to its customers those areas in which they meet best industry practices and, when they do not, offer detailed, cost-efficient steps to improve their performance to meet those standards. STS also conducts multiple-day training programs to help customers stay current with evolving technologies relevant to their operations.


     STS has benefited from the trend for manufacturers to move towards increased standardization of products. The result is that many such products have to be modified and used in combination with other components in order to meet customers' performance requirements. STS recognized this trend as an opportunity to set up a formal system to customize standardized products to meet the more specialized needs of its customers. One example of this type of customized solution is a hydraulic integrated circuit ("HIC"), which is more compact and less prone to leakage than a generic circuit. Customized solutions like HICs make STS a more valuable resource to its customers, thereby allowing STS greater pricing flexibility. Management believes that there is a growing market for such customized solutions among medium and smaller original equipment manufacturers ("OEM") who do not have the capabilities to develop such products.

     Since 1991, STS has opened 26 repair centers throughout the United States to provide customers with convenient and reliable sources for the repair of worn-out hydraulic power equipment. Repair centers have been useful in gaining market share as they have helped STS achieve an expanded relationship with many of its customers. They also provide STS with an opportunity to win new customers because many of the local distributors do not have the resources to provide comparable repair services. STS plans to continue its successful program of establishing service centers for the repair and overhaul of hydraulic equipment in major industrial markets around the country.

     The six distribution companies which today comprise STS were acquired by the Company between 1976 and 1991. The acquired companies typically enjoyed profitable market niches created either through exclusive territories granted by their vendors or the unique services they offered. Until recently, STS operated each of its divisions on a decentralized basis with each division having its own president and vice president of sales. In December 1996, STS announced a three-year project to consolidate financial and administrative activities in its Chicago headquarters. STS is in the first stage of installing a new information system that should be fully operational by mid-1999. In addition, STS is in the process of consolidating 36 inventory stocking locations into fewer than ten facilities which the Company believes will result in significantly lower operating costs and better product availability. Centralized purchasing and inventory management is expected to result in improved fill rates for customers while at the same time reducing STS' inventory investment, leveraging its purchasing power with many suppliers and reducing suppliers' operating costs. As an important part of this restructuring, the focus of the sales organization will increasingly be on specific technologies and market segments instead of geography.

     Products and Suppliers. STS believes that it carries the most diverse selection of fluid power and related technical products of any distributor in the United States, totaling an estimated 100,000 items in five major product categories. Typically, hydraulic systems are employed for dealing with heavy loads in applications such as mining, manufacturing, construction or agriculture. An example of a hydraulic application is the system that controls the positioning of the scraping blade of a road grader - an integrated system of motors, pumps, valves, tubing, sensors and electronic controls. Pneumatic systems are similar to hydraulic systems except that air or some other gas is substituted for hydraulic fluid. Pneumatic systems are preferred for lighter weight applications such as light manufacturing and packaging lines. Hydraulic and pneumatic products represented approximately 60% and 21%, respectively, of STS' 1997 sales.

     STS distributes products in five major product categories. A representative list of products by category is shown below:




Product Category                               Representative Products
--------------------  -------------------------------------------------------------------------
Hydraulic Products    Accumulators              Heat Exchangers              Power Units
                      Contamination Controls    Hoses                        Pumps
                      Control Valves            Hydrostatic Drives           Regulators
                      Coolers                   Hydrostatic Transmissions    Servos
                      Cylinders                 Manifold Systems             Swivels
                      Fittings                  Motors                       Tubing
                      Gauges                    Oil Filters                  Valves
                      Gear Boxes                Power Steering Units         Winches
Pneumatic Products    Actuators                 Control Valves               Lube Systems
                      Air Cylinders             Coolers                      Lubricators
                      Air Dryers                Couplings                    Plastic Tubing
                      Air Filters               Cylinders                    Pressure Switches
                      Air Lubricators           Dryers                       Regulators
                      Air Regulators            Filters                      Slides
                      Air Springs               Fittings                     Switches
                      Booster Pumps             Gauges                       Vacuum Generators
                      Cable Cylinders           Grippers                     Vacuum Pumps
                      Connector Products        Lube Panels                  Valves

Product Category                          Representative Products
----------------------  ------------------------------------------------------------
Electronic Controls     AC Converters         Electric Controls         Starters
                        Contractors           Encoders                  Switches
                        Controls              Motion Control Systems    Tachometers
                        Counters              Sensors                   Timers
                        Electric Actuators    Software
Filtration Products     Filtration Media      Pump Systems              Regulators
                        Meters                Pumps
Lubrication Products    Air Lubricators       Lubricators

     STS has a broad supply base which includes almost all major manufacturers of fluid power and related technical products in the United States. STS' top ten suppliers account for less than 30% of its 1997 sales. Because of the fragmented nature of the industry, manufacturers of this type of equipment historically have awarded their franchises on a limited geographical basis. STS has secured exclusive franchises within certain geographic areas from significant suppliers such as Vickers, Hydroline, Trabon, Versa, SMC, Denison, Norgren, Mosier and Hansen. Two of STS' larger suppliers are Sauer-Sundstrand and Commercial, whose products are distributed in most of STS' territories.

     In recent years there has been considerable consolidation among suppliers, a trend which management believes will continue and benefit STS. In addition, STS seeks to provide valuable market and product information that enhances its relationships with its key suppliers by helping them improve their product offering in response to changing market demands.

     Markets and Customers. STS currently serves over 35,000 customers, the top ten of which accounted for approximately 11% of its 1997 sales. Approximately 60% of sales are to OEM customers who incorporate the equipment or system purchased from STS into their final products. An example of an OEM customer is a manufacturer of back-hoes who incorporates a STS hydraulic system to operate the hoe. The remaining 40% of sales are to maintenance, repair and operation ("MRO") customers who use STS products as part of their production process. An example of an MRO customer is an automobile manufacturer whose heavy metal presses are powered by large hydraulic systems designed and installed by STS.

     Within the MRO and OEM markets, STS sells to construction and mining equipment manufacturers, industrial wholesale distributors, metalworking equipment manufacturers, farm and garden equipment manufacturers, industrial specialized machinery manufacturers and automobile and auto parts manufacturers.

     Sales and Marketing. STS markets its products nationwide, principally through a network of outside sales representatives supported by inside sales representatives and a telemarketing operation. In order to become more responsive to the increasing demands of customers, STS has devoted substantial resources to make its sales force more specialized both in terms of technical training and industry knowledge.

     STS employs approximately 315 outside sales representatives. Each customer has a primary sales representative who might be assisted by technology specialists or industry specialists. Technology specialists are available in the fields of hydraulics, pneumatics, mobile equipment, lubrication, filtration, automation and other specialties while industry specialists bring particular expertise in industries such as pulp and paper, construction equipment, injection molding or heavy metal working. STS is in the process of adding additional industry specialists to its sales organization.

     To support the outside sales representatives, STS employs approximately 235 inside sales representatives who collectively function as a customer service department, taking orders from customers on the telephone, answering questions and solving problems. STS also employs approximately 20 people in its telemarketing group which is responsible for customers with sales potential not large enough to justify the cost of service by an outside sales representative. STS has established an electronic data interchange ("EDI") capability for use with selected customers and vendors and is in the early stages of establishing a presence on the Internet.

     Competition. The great majority of STS' competitors are relatively small companies with sales of less than $10 million from one or two facilities. Many of these companies offer considerable depth in certain product lines, together with related technical support. STS competes with these companies on price, the strength of its product offering and an extensive range of ancillary technical services. The largest national competitor is Motion Industries which competes on the basis of price and product availability. Another national competitor is Applied Industrial Technologies, Inc., formerly known as Bearings, Inc.

     Sun Inventory Management Company (SIMCO)

     SIMCO provides inventory management services resulting in the delivery of required material to the customer's point of use at the lowest total cost. SIMCO's customers range from small machine shops with two or three employees to major manufacturing facilities with thousands of employees.

     SIMCO serves its small and medium-size accounts through its "expediter" activity. The expediter activity, with sales of $126 million in 1997, offers personalized, small parts inventory management service to the low volume customer. The expediter sales force relieves the customer of the inconvenience and expense of purchasing numerous, small, inexpensive maintenance parts and provides assurance against the expense and inconvenience of stock outs. Sales in this market segment tend to be of relatively small dollar value items with limited technology content but high service demands. The Company believes that SIMCO has a competitive advantage in this market segment due to its large sales force, a broad inventory of parts for diverse applications, a reputation for high-quality products, a responsive physical distribution system and a computerized material management system which permits 98% of all orders to be shipped within 24 hours. In 1997, the expediter activity of SIMCO sold more than 25,000 products to over 50,000 customers in the United States and Canada.

     SIMCO's "integrated supply" activity, with sales of $53 million in 1997, is focused on major industrial manufacturing customers. In some instances, SIMCO will take over complete responsibility for a customer's purchases of maintenance, repair and operating supplies. In those cases, SIMCO places the purchase orders, receives the material and dispenses it to the customer's employees from the customer's tool cribs. The advantage to the customer is substantial reduction in the total cost of procuring and handling the thousands of items which are routinely used by a large facility, while at the same time improving the availability of these materials.

     Products and Suppliers. SIMCO's expediter activity packages and inventories over 25,000 items in nine major product categories. The largest category is fasteners, which accounted for approximately 30% of SIMCO's 1997 expediter sales. A representative list of products of SIMCO's expediter activity by category is shown below:




Product Category                             Representative Products
-------------------------  ------------------------------------------------------------
Fasteners                  Bolts              Nuts                   Socket Products
                           Cotter Pins        Screws                 Washers
Electrical Products        Clamps             Plugs/Clips            Terminals
                           Connectors         Fuses/Switches         Wire/Cable
Fluid Power                Connectors         Hydraulic Hose         Unions
                           Fittings           Tubing                 Valves
Cutting Tools              Abrasives          Drill Bits             Reamers
                           Cutoff Blades      Hacksaw Blades         Taps and Dies
Chemicals                  Adhesives          Coolants               Paints
                           Brake Cleaner      Lubricants             Penetrating Fluid
Transportation Hardware    Air Brake Parts    Filters                Ignition Parts
                           Body Hardware      Gaskets                Wheel Hardware
Assortments                Cutting Tools      Electrical Products    Fasteners
Shop Supplies              Brooms             Hand Cleaners          Towels
Welding and Other          Regulators         Solder                 Welding Rods

     SIMCO purchases the parts it needs for its expediter activity from over 600 regular vendors, none of which account for greater than 2% of SIMCO's annual purchases. SIMCO has long-standing relationships with a majority of its suppliers and continually seeks to upgrade vendor performance by measuring it and educating vendors on SIMCO's quality and service standards. A majority of the products sold by SIMCO's expediter activity are packaged by vendors under SIMCO's private brand labels.

     To maintain its reputation for leading product lines and "one-stop shopping," SIMCO's expediter activity emphasizes new product innovation and is an active participant in trade shows and trade publications. SIMCO works with its vendors to introduce more than 500 new products per year.

     The products and suppliers used by SIMCO's integrated supply activity vary considerably depending on the nature of the customer's manufacturing activity. SIMCO seeks to maximize its purchasing power by aggregating purchases of common items used by multiple SIMCO customers and also by purchasing through the other SunSource businesses. SIMCO often obtains lower prices and provides improved availability for many products without changing the customer's vendors.

     Markets and Customers. Customers of the expediter activity tend to be smaller companies that make frequent small purchases. A typical expediter customer purchases less than $2,400 per year from SIMCO and includes truck fleet operators, construction and mining operations, industrial plants, paper plants, welding shops, hospitals, schools, government facilities and automobile dealerships.

     SIMCO's integrated supply customers tend to be large industrial facilities which purchase in excess of $1 million per year from SIMCO. SIMCO's major industrial customers include Colgate Palmolive, Mercedes Benz and Marley Cooling Tower.

     Sales and Marketing. SIMCO's expediter sales representatives serve their customers by providing merchandising systems, helping control inventory and physically stocking and organizing products. For example, a sales representative might maintain an inventory of 100 to 150 small items for an automobile repair center. Items typically include nuts, bolts, small cutting tools, lubricants and related items. The service provided to the customer is to insure that all of these small consumables remain in stock, thereby enabling the customer to avoid the expense of maintaining inventories, placing purchase orders and receiving materials. Even more importantly, the customer's highly trained technicians do not have to waste time and money tracking down missing parts of nominal dollar value. Larger accounts are offered programmed inventory maintenance service ("PIMS") to ensure that inventory is maintained at appropriate levels. PIMS sales account for approximately 20% of total expediter sales. SIMCO also offers customized product literature which is targeted to selected niche markets.

     SIMCO's expediter sales force consists of approximately 750 sales representatives, each of whom sells the entire product line and serves an average of 65 customer accounts. Ten to twelve sales representatives in a geographical area report to a district manager, who in turn reports to one of ten regional vice presidents. Sales management support includes training on new product applications and technical information to assist customers in solving operational and maintenance problems. The marketing department provides support in the form of product line management, promotional programs, catalogs and related materials. Logistics support is provided by seven strategically located distribution centers and a computerized material management system which assures fast, accurate and complete shipments.

     SIMCO approaches its larger integrated supply customers by offering to perform a survey of their existing procurement practices. The goal of the study is to determine whether the customer's total costs can be reduced by utilizing the outsourcing services offered by SIMCO. Typically, savings occur in the customer's purchasing department, in its tool cribs or other dispensing locations within its facility and in lower inventory carrying costs. The net result of a decision to outsource to SIMCO is typically lower total costs, substantial reduction in inventory investment and improved product availability.

     Competition. SIMCO's expediter activity competes primarily with other national expediters that similarly provide a high level of service, and to a lesser extent with more narrowly focused regional or small local distributors competing mainly on the basis of low price with minimal service. The four largest national expediters are Premier Industrial, Bowman Products, Curtis Industries and Lawson Products, none of which has a significant market share. SIMCO's expediter business serves all segments of the highly fragmented MRO market and has less than 1% market share. The Company believes that SIMCO can capture additional market share by increasing the number of its qualified sales representatives and has recently undertaken a program to improve the quality and training of its sales representatives.

     The competition for SIMCO's integrated supply activity comes from a large number of companies following a variety of strategies. Some competitors seek to be perceived as an integrated supplier by continually increasing the number of product lines offered. Other competitors provide staff to dispense product in a customer's plant. SIMCO also competes with "strategic alliances" among established distributors of traditional product lines.


Hardware Merchandising Services (Hillman)

     The Company believes that Hillman, with sales of $107 million in 1997, is the leading supplier of merchandising services, fasteners and related small hardware repair items to retail outlets in the United States. Through its sales and service force, Hillman provides hardware retailers in all 50 states and in Mexico, Central and South America with an extensive line of fasteners and other small hardware items. More importantly, Hillman complements its extensive product selection with value-added services for the retailer.

     Fasteners and other small hardware items typically account for approximately 25% of a hardware store's traffic, but less than 5% of its revenues. A typical hardware store maintains in inventory thousands of different items, many of which generate only small profits. It is difficult for a retailer to monitor economically all stock levels and to reorder the products from multiple vendors. The problem is compounded by the necessity of receiving small shipments of inventory at different times and having to stock the goods. However, failure to have these small items consistently available will have an adverse effect on store traffic, thereby denying the retailer the opportunity to sell items that generate higher profits.

     Hillman's sales representatives regularly visit retail outlets to review stock levels and to reorder those items in need of replacement. Thousands of items can thus be actively managed with the retailer experiencing a substantial reduction in paperwork and labor costs. Hillman's sales representatives also assist in organizing the products in a user-friendly manner. Hillman complements its broad range of products with value-added merchandising services such as displays, product identification stickers, retail price stickers, store rack and drawer systems, assistance in rack positioning and store layout and inventory and restocking services. Hillman periodically introduces new package designs and color-coding for ease of shopping by hardware store customers, and also modifies rack designs to improve attractiveness of individual store displays. Furthermore, Hillman provides the retailer with inventory management software that ties to the retailer's point-of-sale system. In effect, Hillman functions as a merchandising manager for the hardware store. Hillman supports these services with high order fill rates and rapid delivery from its nine distribution centers across the United States. Orders are shipped within 24 hours with a 96% order fill rate.

     Products and Suppliers. Hillman buys its products from approximately 500 vendors, the largest of which accounted for 12.8% of Hillman's 1997 purchases and the top ten of which accounted for less than 47% of Hillman's 1997 total purchases. Hillman's wide variety of products includes standard and specialty nuts, bolts, screws, washers and anchors, plus brass, stainless steel, plastic and miscellaneous fasteners. Management believes that Hillman's selection of over 20,000 fastener items is the largest in the industry. Non-fastener products include locks, keys, letters, numbers, signs, rope and chain accessories and an extensive list of special-purpose items having a relatively limited product line such as corks, electrical connectors, flashlight bulbs, specialty fuses, and picture hangers.

     Hillman buys approximately half of its purchases directly from foreign suppliers and coordinates its overseas purchasing with SIMCO. The balance of purchases are made from domestic manufacturers and master distributors. To assure quality from its vendors, Hillman conducts annual on-site evaluations and random sampling of products and communicates the results to vendors. Hillman also tracks the performance of its vendors based on delivery time and accuracy of shipments.

     Markets and Customers. Hillman services approximately 8,500 full service retail outlets. Hillman historically has serviced individual dealers of some of the larger cooperatives, such as Cotter (Tru-Serv), Ace and HWI. Hillman sells directly to the cooperative's retail locations and also supplies many fastener items to the cooperative's central warehouses. These central warehouses continue to distribute to their smaller members that do not have the purchase volume to justify direct service from Hillman. These arrangements with the cooperatives reduce credit risk and logistics for Hillman and reduce central warehouse inventory and delivery costs for the cooperatives.

     Hillman is also increasing its focus on regional and national lumber yards and home centers, particularly companies with three to fifteen locations. Management believes that the dynamics which make its services attractive to hardware retailers are present with these larger customers as well. At the present time, Hillman sells approximately $17 million to this market segment. Management has established a special sales and service force to further penetrate this market segment.


     Hillman also sells to approximately 6,000 smaller hardware outlets who are not large enough to qualify for Hillman's full service program, and has four sales representatives dedicated to serving industrial customers. Hillman can offer such industrial customers very attractive prices because of Hillman's purchasing power and low freight costs.


     Sales and Marketing. Hillman believes that it is more responsive to customers' needs than its competitors because it operates the largest direct national sales force selling fasteners and small hardware repair items and providing related value-added services to hardware stores. The sales force is comprised of a vice president of sales, two regional managers, 17 field sales managers and approximately 175 sales representatives. Each sales representative is responsible for approximately 50 full service accounts, each of which is generally called on an average of every three weeks. Several specialists call on cooperative warehouses and others focus on home centers and regional lumber yards. The sales effort to home centers and lumber yards is supported by a 60 person service organization that is devoted to maintaining the customers' inventory levels and ensuring that the Hillman displays are properly maintained. Hillman has an EDI system which is used by a number of larger customers. Hillman's sales force is supported by a 15 person customer support staff which is responsible for quoting special items and bulk quantity orders, expediting orders, issuing credits and providing sales representatives with customer feedback.


     Competition. The principal competitors for Hillman's core business are Midwest Fasteners, Serv-A-Lite, Elco and Sharon Bolt & Screw, the latter two of which carry mainly fastener products. Hillman competes primarily on the strength of the merchandising services it provides, as well as product availability, price and breadth of product line. Management estimates that Hillman sells to approximately 65% of the full service retail outlets that comprise its core market. The smaller hardware outlets who purchase products but not services from Hillman also purchase products from local and regional distributors and cooperatives. Competition in this segment is primarily on the basis of price and availability.


     The principal competitors in the home center, regional and national lumberyard markets are Crown Bolt with an estimated 50% market share and Elco and Newell Industries. Hillman estimates its share in this market to be less than 10%. Competition is based primarily on in-store service and price. Other competitors are local and regional distributors.


Glass Merchandising (Harding)


     Harding, with sales of approximately $88 million in 1997, is one of the largest networks of full service retail glass shops in the United States. Harding operates in the following businesses: retail automotive and flat glass, insulating glass, small contract glazing and the wholesale distribution of automotive and flat glass.


     Harding provides retail glass products and related services through a network of approximately 85 retail locations throughout the Southwestern United States and, to a lesser degree, along the East Coast. Customers include individuals, insurance companies and commercial accounts. The retail glass market is highly fragmented within the U.S. market, consisting primarily of small, privately owned companies with one or two locations. The industry is in the early stages of consolidation and Harding believes that it is well positioned to capitalize on this opportunity due to its substantial purchasing power and its comprehensive management information systems.


     As a result of emphasizing the higher margin retail business and deemphasizing lower margin businesses, such as glass tempering and large contract glazing, Harding has increased its overall gross margins from 34.9% in 1994 to 40.4% in 1997. Harding is positioned as a full-service glass retailer offering one of the broadest product lines in the retail glass industry as well as installation services for automotive glass, windows and commercial store fronts. The role of the fabrication and wholesale activities is to ensure that the full service shops receive the products they require at the lowest total cost.

     Harding's new management information system links all of its formerly independent locations and improves its ability to manage operations. The system also allows Harding to centralize its purchasing function, thereby enabling it to take advantage of its significant purchasing power. Another important benefit is that acquired businesses can immediately begin following Harding's standardized business practices. The Company believes that this will allow Harding to integrate acquisitions substantially faster than previously and reduce the dependence on key employees at any location.

     Products and Suppliers. Harding maintains in inventory over 8,000 items and many more products can be fabricated to meet customer requirements. The following are major products carried by Harding:

   Adhesives/Sealants        Glass Units                  Solariums
   Automotive Glass          Commercial Glass Store Fronts Storm Doors
   Beveled Mirror Strips     Mirrors/Mirrored Walls       Fire Resistant Glass

   Shower/Bath               Wardrobe Doors               Patio Doors
   Enclosures                Glass Blocks                 Wire Glass
   Framed Mirrors            Replacement Insulating Glass


     Harding purchases both automotive and flat glass from four leading national manufacturers, as well as from regional glass companies and local distributors. These four manufacturers account for approximately 25% of Harding's purchases. In addition to flat and automotive glass, Harding purchases a number of other items, including sheet mirror, framed mirror, shower door frames and accessories from a variety of manufacturers and distributors. Harding has in inventory over 90% of the products ordered by its customers.


     Markets and Customers. Approximately 37% of retail autoglass sales are attributable to insurance companies while the remaining sales are divided among individuals, autobody shops, rental car agencies and car dealerships. Retail flat glass sales are split fairly evenly between individual consumers and small contract jobs under $5,000. Wholesale autoglass sales are primarily to glass shops, while wholesale flat glass sales are divided among independent retail glass shops, window manufacturers and large contract glaziers. Harding's top ten customers accounted for approximately 10% of 1997 sales.


     Sales and Marketing. The majority of Harding's retail customers are located within ten miles of a store and typically order in person or via phone. The retail marketing effort relies on the strategic location of the stores as well as advertising in the local media. Harding's retail organization also maintains a 24 person sales force of whom 19 sell both flat and automotive glass and five focus exclusively on flat glass.


     The retail sales force calls on replacement automotive glass users such as auto body shops, rental car agencies, automotive dealerships and insurance agents who direct insured claims to approved suppliers. Sales management calls on regional and national fleet accounts, insurance companies and network providers in order to become an approved or preferred supplier. Network providers are companies that handle the entire glass replacement process for many insurance companies.


     Harding's wholesale operation has a nine person sales force, all of whom sell both flat and automotive glass. Sales representatives call on flat glass customers such as window manufacturers, glass shops, and other large users of glass such as contract glaziers.


     Competition. Because of the diversity of markets and geographic locations it serves, Harding has numerous competitors at the retail level. Harding's retail competitors can be categorized as follows: national automotive chains, large regional glass retailers and local independent glass shops. Harding, with its broad offering of both automotive and flat glass, has positioned itself as the largest comprehensive glass retailer in its region. At the wholesale level, Harding faces competition from national, regional and local competitors. In addition, in recent years, the major manufacturers of automotive and flat glass have been taking steps to integrate vertically into wholesale distribution, thereby assuring themselves of greater control over the sale of their products.



     The Company believes that Harding is currently the largest full service retail glass shop business in the United States with approximately 85 retail locations. Although a number of chains are larger than Harding, they deal primarily in auto glass replacement and are not full service shops. Competition for Harding's full service shops comes mainly from single location operations or small chains. Harding's purchasing power and recently installed comprehensive information system give it significant advantages over these competitors. The changing industry structure and emerging economies of scale are causing many of these smaller, independent retail glass companies to look favorably upon the sale of their businesses to a larger competitor.


Insurance Arrangements

     Under the Company's current insurance programs, commercial umbrella coverage is obtained for catastrophic exposure and aggregate losses in excess of expected claims. Since October 1991, the Company has retained the exposure on certain expected losses related to worker's compensation, general liability and automobile. The Company also retains the exposure on expected losses related to health benefits of certain employees. The Company believes that its present insurance is adequate for its businesses. See Note 17 of Notes to Consolidated Financial Statements of the Company as of and for the three years ended December 31, 1997.


Employees

     As of December 31, 1997, the Company employed approximately 3,900 employees, of which approximately 1,750 were sales personnel, approximately 1,200 were employed as warehouse and delivery personnel and approximately 950 held administrative positions. The Company has collective bargaining agreements with five unions representing a total of approximately 80 employees. In the opinion of management, employee relations are good.


Backlog

     The Company's sales backlog was $68.3 million as of December 31, 1997, and $59.5 million as of December 31, 1996. On average, the Company's backlog is less than one month's sales.


Properties

     The Company currently has 193 warehouse and stocking facilities located throughout the United States, Canada and Mexico. Most of these include sales offices. Approximately 16% of these facilities are owned and the remainder are leased. The Company's principal properties are the following warehouse facilities:




Business    Location            Description
----------  ------------------  -------------------------
Hillman     Cincinnati, Ohio    250,000 sq. ft. (leased)
Harding     Denver, Colorado    184,000 sq. ft. (owned)
SIMCO       Itasca, Illinois    80,000 sq. ft. (owned)

     In the opinion of management, the Company's existing facilities are in good condition.


Legal Proceedings

     Litigation originally instituted on February 27, 1996 is pending in the Court of Common Pleas of Montgomery County, Pennsylvania in which Dorman Products of America, Ltd. ("Dorman"), and its parent, R&B, Inc. ("R&B"), allege that misrepresentations of certain facts were made by the Company's subsidiary operating partnership, upon which R&B allegedly based its offer to purchase the assets of the Dorman Products division of such subsidiary operating partnership. Dorman and R&B seek damages of approximately $21 million. In the opinion of management, the ultimate resolution of this matter will not have a material effect on the consolidated financial position, operations or cash flows of the Company.

                                  MANAGEMENT


     The following table sets forth certain information regarding the Company's directors and executive officers.



Name                                 Age    Position
---------------------------------   -----   -----------------------------------------------------------
Donald T. Marshall ..............    64     Chairman of the Board and Chief Executive Officer
John P. McDonnell ...............    63     President and Chief Operating Officer; Chief Executive
                                            Officer, SunSource Industrial Services Company; Director
Norman V. Edmonson ..............    57     Executive Vice President; Director
Joseph M. Corvino ...............    43     Vice President-Finance, Chief Financial Officer, Treasurer
                                            and Secretary
Max W. Hillman, Jr. .............    51     Chief Executive Officer, Hillman
Harold J. Cornelius .............    49     Chief Executive Officer, Harding
O. Gordon Brewer, Jr. ...........    61     Director
Eliot M. Fried ..................    65     Director
Arnold S. Hoffman ...............    62     Director
Robert E. Keith, Jr. ............    56     Director
Ernest L. Ransome, III ..........    71     Director
Donald A. Scott .................    68     Director
Henri I. Talerman ...............    40     Director

     Donald T. Marshall has been the Chairman and Chief Executive Officer since December 1988 and a director since February 1987. Mr. Marshall served as President and Chief Executive Officer from February 1987 to December 1988. Mr. Marshall started with the Company in 1977 as Vice President-Operations.


     John P. McDonnell has been the President and Chief Operating Officer since December 1994 and a director since May 1995. Mr. McDonnell served as Group Vice President from December 1987 to December 1994 and President of the Walter Norris division from December 1981 to December 1987.


     Norman V. Edmonson has been the Executive Vice President since December 1994 and a director since February 1987. Mr. Edmonson served as Group Vice President from December 1980 to December 1994. Mr. Edmonson plans to retire as an executive officer in May 1998 but will continue after that time as a director and consultant to the Company. Mr. Edmonson started with the Company in 1977 as Vice President-Acquisitions.


     Joseph M. Corvino has been Vice President-Finance, Chief Financial Officer, Treasurer and Secretary since December 1995. Mr. Corvino served as Vice President and Controller from May 1993 to December 1995 and as Controller from December 1985 to May 1993. Mr. Corvino started with the Company as Assistant Controller in June 1980.


     Max W. Hillman, Jr. has been the Chief Executive Officer of Hillman since December 1996. Mr. Hillman served as Group Vice President from December 1991 to December 1996. Mr. Hillman started with the Company in operations in 1982.


     Harold J. Cornelius has been the Chief Executive Officer of Harding since December 1996. Mr. Cornelius served as Group Vice President from December 1988 to December 1996. Mr. Cornelius started with the Company in the sales organization in 1979.


     O. Gordon Brewer, Jr. has been a director of the Company since February 1987. Mr. Brewer has served as Vice President-Finance of Ikon Office Solutions (formerly Alco Standard Corporation) for more than the past five years. Mr. Brewer serves as a director of Corporate Insurance and Reinsurance Limited.

     Eliot M. Fried has been a director of the Company since December 1994. Mr. Fried has been a Managing Director of Lehman Brothers Inc. since 1987. Mr. Fried serves as a director of Axsys Technologies, Inc., Bridgeport Machines, Inc., EVI, Inc., L3 Communications, Inc. and Walter Industries.

     Arnold S. Hoffman has been a director of the Company since February 1987. Mr. Hoffman has been a Senior Managing Director in Corporate Finance at Legg Mason Wood Walker, Incorporated since April 1995 and a Managing Director at Legg Mason Wood Walker, Incorporated prior thereto. Mr. Hoffman serves as a director of Intelligent Electronics Incorporated.

     Robert E. Keith, Jr. has been a director of the Company since December 10, 1997. Mr. Keith has been the Managing Director and Chief Executive Officer of TL Ventures (a venture capital firm) for more than the past five years. Mr. Keith served as President and Chief Operating Officer of Technology Leaders Management, Inc. from 1991 until February 1996, when he was promoted to President and Chief Executive Officer. Mr. Keith serves as a director of Cambridge Technology Partners, National Media Corporation, Navigator, Safeguard Scientifics, Inc. and Wave Technologies International.

     Ernest L. Ransome, III has been a director of the Company since February 1987. Mr. Ransome has been the Chairman of Giles & Ransome, Inc. (a distributor of construction equipment) for more than the past five years.

     Donald A. Scott has been a director of the Company since February 1987. Mr. Scott has been a partner of Morgan, Lewis & Bockius LLP from July 1964 to present. Mr. Scott serves as a director of Provident Mutual Life Insurance Company.

     Henri I. Talerman has been a director of the Company since March 1995. Mr. Talerman has been a Managing Director of Lehman Brothers Inc. from June 1992 to present and Senior Vice President of Lehman Brothers Inc. prior to 1992. Mr. Talerman serves as a director of McBride plc. and Financier Gerflor SA and as an advisory director of Europe Capital Partners.

     All directors will hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. All executive officers hold office at the pleasure of the Board of Directors.

     Messrs. Fried and Talerman intend to resign as directors upon completion of the Offering.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT AND
                             SELLING STOCKHOLDERS

     Except for the 500,000 shares being offered by the Company, all of the Common Shares being offered hereby are being sold by the Selling Stockholders named below.

     The following table shows for (i) each director, (ii) each executive officer, (iii) certain persons known to the Company to own beneficially more than 5% of the outstanding interests, (iv) the Selling Stockholders and (v) all officers and directors as a group, the beneficial ownership of Common Shares before and after the Offering. Percentage amounts represent less than 1% of the outstanding Common Shares unless otherwise indicated.



                                                   Ownership Before Offering                         Ownership After Offering
                                              -----------------------------------                 ------------------------------
                                                                      Percent of       Common                        Percent of
                                                     Common             Common         Shares          Common          Common
          Name of Beneficial Owner                   Shares          Shares Held     Being Sold        Shares        Shares Held
--------------------------------------------  --------------------  -------------  -------------  ----------------  ------------
Directors and Executive Officers:
O. Gordon Brewer, Jr. ......................            250           --                  --               250        --
Harold J. Cornelius ........................         27,770           --                  --            27,770        --
Joseph M. Corvino ..........................         35,626           --                  --            35,626        --
Norman V. Edmonson .........................        440,729          6.9%                 --(1)        440,729       6.4%
Eliot M. Fried .............................             --(2)        --                  --                --        --
Max W. Hillman, Jr. ........................         30,220           --                  --            30,220        --
Arnold S. Hoffman ..........................          3,250(2)(3)     --                  --             3,250        --
Robert E. Keith, Jr. .......................          2,000           --                  --             2,000        --
Donald T. Marshall .........................        698,988         10.9%                 --           698,988      10.1%
John P. McDonnell ..........................        211,208          3.3%                 --           211,208       3.1%
Ernest L. Ransome, III .....................          1,250(4)        --                  --             1,250        --
Donald A. Scott ............................          2,250           --                  --             2,250        --
Henri I. Talerman ..........................             --(2)        --                  --                --        --
All directors and executive officers as a
 group (13 persons) ........................      1,453,541(2)      22.6%                 --         1,453,541      21.0%
Selling Stockholders:
Lehman LTD I, Inc. .........................         27,138           --              27,138                --        --
Lehman Brothers Capital Partners I .........      1,447,031         22.5%             922,925          524,106(5)    7.6%
Lehman/SDI, Inc. ...........................        538,000          8.4%             538,000               --        --

------------
(1) Mr. Edmonson intends to sell 20,000 Common Shares after completion of the Offering.

(2) Does not include any Common Shares owned by the Selling Stockholders. Messrs. Hoffman and Fried, as limited partners of Lehman Brothers Capital Partners I, together derive economic benefit of approximately 1% from Common Shares held by Lehman Brothers Capital Partners I. An affiliate of Lehman Brothers Inc., of which Messrs. Fried and Talerman are officers, also owns all of the capital stock of Lehman Ltd. I, Inc. and Lehman/SDI, Inc.

(3) 750 of these Common Shares are owned by Hoffman Investment Co., of which Mr. Hoffman is Managing Partner. In addition, Mr. Hoffman's children own 1,000 Common Shares with respect to which he disclaims beneficial ownership.

(4) 625 of these Common Shares are held in a trust, of which Mr. Ransome is a trustee.

(5) These Common Shares will be distributed to the individual limited partners of Lehman Brothers Capital Partners I 90 days after completion of the Offering.

     The address of Lehman LTD I, Inc., Lehman Brothers Capital Partners I and Lehman/SDI is 3 World Financial Center, New York, NY 10285.

     See "Description of Capital Stock -- Stockholders Agreement" for a description of certain restrictions with respect to voting and sale of Common Shares held by affiliates of Lehman Brothers and certain officers of the Company.

     The Company has under consideration the adoption of an employee stock option plan.

     In connection with the Conversion, the Company entered into a Registration Rights Agreement with affiliates of Lehman Brothers (collectively referred to as "Lehman Brothers") and Messrs. Marshall, McDonnell and Edmonson. The agreement provides that at any time after the Conversion Lehman Brothers may require the Company to file a registration statement with the Securities and Exchange Commission for the sale of Common Shares held by them. Messrs. Marshall, McDonnell and Edmonson are entitled to include up to 20% of the Common Shares held by them in the registration statement. The registration statement of which this Prospectus is a part has been filed pursuant to that demand. The parties have agreed that they will not sell any Common Shares (other than pursuant to the Offering) during such period prior to and after the effective date of the registration statement as may be reasonably requested by the managing underwriters. The Company has also agreed not to sell any Common Shares (other than pursuant to the Offering) prior to the earlier of the closing of this Offering and nine months following the Conversion, except for the issuance of Common Shares in connection with acquisitions where the person receiving the Common Shares agrees to abide by this restriction.

     The Company has agreed to pay all expenses incident to the Company's compliance with the Registration Rights Agreement, including registration and filing fees, blue sky expenses, printing expenses and fees and expenses of Company counsel and accountants. The parties have agreed to indemnify each other for certain liabilities including liabilities under the Securities Act of 1933, as amended.



                         DESCRIPTION OF CAPITAL STOCK


Preferred Stock

     The Certificate of Incorporation of the Company authorizes the issuance of 1,000,000 shares of Preferred Stock, par value $0.01 per share, by the Board of Directors in one or more classes or series and with such voting powers, designations, preferences and relative participating, optional or other special rights and such qualifications, limitations, or restrictions thereof as shall be set forth in the resolutions of the Board of Directors authorizing such issuance. There are no shares of Preferred Stock outstanding. There are reserved for issuance 64,189 shares of Series A Junior Participating Preferred Shares pursuant to the Company's Stockholder Rights Plan. See "-- Stockholder Rights Plan."


Common Stock

     The Certificate of Incorporation of the Company authorizes the issuance of 20,000,000 Common Shares, of which 6,418,936 Common Shares are outstanding.

     Holders of Common Shares are entitled to one vote per share on all matters to be voted upon by the stockholders. There are no cumulative voting rights with respect to the election of directors. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Shares are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Shares are entitled to share ratably in all assets after satisfaction of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. Common Shares have no preemptive, conversion or other subscription rights and there are no redemption or sinking fund provisions applicable to the Common Shares.


Stockholders Agreement


     The Company and certain stockholders have entered into a Stockholders Agreement dated as of July 31, 1997 (the "Stockholders Agreement"), that contains certain restrictions with respect to voting and sale of Common Shares. The Stockholders Agreement provides that Lehman Brothers and each of the following members of management, Donald T. Marshall, John P. McDonnell, Norman
V. Edmonson, Harold J. Cornelius, Max W. Hillman and Joseph M. Corvino (the "Senior Executives"), agree with the Company not to sell any Common Shares that they beneficially own, in a single transaction or series of related transactions, to any third person(s) which, to the knowledge of Lehman Brothers and the Senior Executives, after reasonable inquiry, would beneficially own after such transactions more than 10% of the outstanding Common Shares (or more than 15% of the outstanding Common Shares if such third person(s) are eligible to report the acquisition of such shares on Schedule 13G pursuant to clauses (i), (ii) and (iii) of Rule 13d-1(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as such rule is currently in effect.) The Stockholders Agreement also contains provisions that restrict the respective voting power of Lehman Brothers and the Senior Executives. Under the terms of such restriction, such persons agree to vote, in the same proportion as the "Unaffiliated Shares" that are voted on any such matter, that percentage of Excess Voting Shares held by them at such time that equals the percentage of outstanding Unaffiliated Shares that are voted on such matter. "Excess Voting Shares" means the Common Shares beneficially owned by Lehman Brothers and its affiliates and the Senior Executives, at any time, that represents voting power in excess of the respective voting powers immediately prior to the Conversion that they would have had in a vote of the holders of A Interests and B Interests of the Partnership voting together as a single class. See also "-- Anti-takeover Provisions - Bylaw Provisions" below.

     The Stockholders Agreement contains a provision regarding nomination of the Board of Directors of the Company. The Board of Directors of the Company will consist of up to nine members, of whom three will be nominated by management, four will be independent and either one or two will be appointed by Lehman Brothers, depending upon the percentage of Common Shares held by Lehman Brothers.


Anti-takeover Provisions

     Certain provisions of the Company's Bylaws and the Stockholder Rights Plan could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and management and in the policies formulated by the Board of Directors and to discourage an unsolicited takeover of the Company if the Board of Directors determines that the takeover is not in the best interests of the Company and its stockholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of stockholders deemed such an attempt to be in their best interests.

     Bylaws Provisions. The Bylaws provide that stockholders are permitted to call a special meeting or to require that the Board of Directors call a special meeting of stockholders if such meeting is called by holders of at least 25% of outstanding Common Stock. In addition, the stockholders may act by written consent in lieu of a meeting with a number of votes sufficient for such action.


     The Bylaws establish an advance notice procedure for the nomination of candidates for election as directors, other than by or at the direction of the Board of Directors, as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise business at such meetings must be received at least 60 days prior to any annual meeting and must contain certain specified information concerning the persons to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

     Pursuant to the terms of the Stockholders Agreement, the Bylaws provide that prior to the third anniversary of the date of the Conversion, the approval of at least a majority of the Company's Independent Directors is required to approve and authorize (i) amendments to the Company's Certificate of Incorporation or Bylaws or any stockholder rights plan of the Company (including the redemption of the rights thereunder or waiver of any provision thereof) or any waiver of, or "opt-out" from, the benefit or effect of any anti-takeover statute or other provision applicable to the Company or (ii) any agreement binding the Company in respect of the sale, in a single transaction or a series of related transactions, of all or a substantial part of the Company. In addition, the approval of at least a majority of the Company's Independent Directors is required to approve and authorize (i) any transaction or series of related transactions between the Company or any of its subsidiaries, on the one hand, and SDI Partners I, L.P., Lehman Brothers Capital Partners I, L.P., Lehman Ltd. I, Inc., LB I Group, Inc., Lehman/SDI, Lehman Brothers Holdings Inc. or any affiliate of these entities on the other, so long as any of such entities and its affiliates own, in the aggregate, at least 10% of the outstanding Common Shares, (ii) any amendment to, or waiver of, any provision of the Stockholders Agreement, or (iii) any amendment to the Certificate of Incorporation or Bylaws that would amend these restrictive provisions.

     Stockholder Rights Plan. The Company has adopted a Stockholder Rights Plan pursuant to a Rights Agreement between the Company and Registrar and Transfer Company. The Plan is designed to insure that all stockholders of the Company receive fair value for their Common Shares in the event of any proposed takeover of the Company and to guard against the use of partial tender offers or other coercive tactics to gain control of the Company without offering fair value to the Company's stockholders. Under the Rights Plan, each Common Share has attached thereto a Right. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Preferred Shares"), or a combination of securities and assets of equivalent value, at a Purchase Price of $75, subject to adjustment. The Purchase Price may be paid, at the option of the holder, in cash or Common Shares having a value at the time of exercise equal to the Purchase Price.

     Until the Distribution Date, ownership of the Rights will be evidenced by and will be transferred with and only with the certificates representing the Common Shares, and no separate Rights Certificates will be distributed. The Distribution Date will occur upon the earlier of (i) ten days following a public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares, or (ii) the close of business on a date fixed by the Board of Directors following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding Common Shares. The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 30, 2007, unless earlier redeemed by the Corporation as described below. The percentage ownership of Common Shares held by Lehman Brothers after the Conversion will not cause a Distribution Date to occur.

     Except in the circumstances described below, after the Distribution Date each Right will be exercisable for one-hundredth of a Preferred Share (a "Preferred Share Fraction"). Each Preferred Share Fraction carries voting and dividend rights that are intended to produce the equivalent of one Common Share. Each Preferred Share Fraction will entitle the holder to receive dividends each calendar quarter in an amount equal to the aggregate per share amount in cash of all dividends or other distributions (other than dividends payable in Common Shares) declared on the Common Shares during the preceding quarter. Each Preferred Share Fraction will entitle the holder to one vote on all matters submitted to a vote of the stockholders of the Company. Each Preferred Share Fraction will have a liquidation preference equal to the greater of $1.00 per share, plus accrued dividends, or an amount per share equal to the aggregate amount to be distributed per share to holders of Common Shares. The Preferred Share Fractions are not redeemable.


     It is unlikely that a holder of a Right will ever exercise the Right to receive Preferred Shares. The Rights may be exercised if a "Flip-in" or "Flip-over" event occurs.


     If a "Flip-in" event occurs and the Distribution Date has passed, the holder of each Right, with the exception of the Acquiror, is entitled to purchase $75 worth of Common Shares for $37.50. The Rights will no longer be exercisable into Preferred Shares at that time. A "Flip-in" event takes place if one of the following happens:


   o A person or group acquires 20% or more of the outstanding Common Shares.


   o A 20% stockholder merges with or acquires the Company and an equity security of the Company remains outstanding.


   o A 20% stockholder engages in "self-dealing" transactions with the Company, defined as (i) the receipt of securities from the Company; (ii) the sale of assets by the 20% stockholder to, from or with the Company having a value of more than $5,000,000 or on terms and conditions less favorable to the Company than the Company would be able to obtain in an arm's length negotiation with an unaffiliated third party; (iii) the receipt by the 20% stockholder of compensation other than for full time employment at regular rates; and (iv) the receipt by the 20% stockholder of the benefit of any loans, guarantees or other financial assistance or tax credits from the Company. The Board of Directors of the Company has the power to administer and interpret the Plan.


     If a "Flip-over" event occurs, the holder of Rights is entitled to purchase $75 worth of the Acquiror's stock for $37.50 for each Right held. A "Flip-over" event occurs if the Company is acquired or merged and no outstanding shares remain or if 50% of the Company's assets or earning power is sold or transferred. The Rights Plan prohibits the Company from entering into this sort of transaction unless the Acquiror agrees to comply with the "Flip-over" provisions of the Plan.

     The Rights can be redeemed by the Company for $.005 per right until up to ten days after the public announcement that someone has acquired 20% or more of the Company's Common Shares or the Board can extend the redemption period for as long as it determines appropriate. If the Rights are not redeemed or substituted by the Company, they will expire on September 30, 2007.


Limitation of Liability

     As permitted by the Delaware General Corporation Law (the "DGCL"), the Company's Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit.


Transfer Agent and Registrar

     The transfer agent and registrar for the Common Shares is Registrar and Transfer Company.



                                 UNDERWRITING


     Under the terms of, and subject to the conditions contained in, the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which the Prospectus forms a part, each of the Underwriters named below, for whom Lehman Brothers Inc., Robert W. Baird & Co. Incorporated, Furman Selz LLC and Legg Mason Wood Walker, Incorporated are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to each Underwriter, the aggregate number of Common Shares set forth opposite the name of each such Underwriter below:



                                                                        Number
Underwriters                                                           of Shares
------------------------------------------------------------------   ------------
     Lehman Brothers Inc. ........................................      360,768
     Robert W. Baird & Co. Incorporated ..........................      360,765
     Furman Selz LLC .............................................      360,765
     Legg Mason Wood Walker, Incorporated ........................      360,765
     Donaldson, Lufkin & Jenrette Securities Corporation .........       75,000
     A.G. Edwards & Sons, Inc. ...................................       75,000
     Goldman, Sachs & Co. ........................................       75,000
     Smith Barney Inc. ...........................................       75,000
     Chapin, Davis ...............................................       35,000
     Janney Montgomery Scott Inc. ................................       35,000
     Edward D. Jones & Co., L.P. .................................       35,000
     C. L. King & Associates, Inc. ...............................       35,000
     Pryor, McClendon, Counts & Co., Inc. ........................       35,000
     Raymond James & Associates, Inc. ............................       35,000
     Robotti & Company, Incorporated .............................       35,000
                                                                        -------
        Total ....................................................    1,988,063
                                                                      =========

     The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the Common Shares directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the Underwriters) at such public offering price less a concession not in excess of $0.90 per share. The selected dealers may reallow a concession not in excess of $0.10 per share to certain other brokers and dealers. After commencement of the public offering, the offering price and other selling terms may be changed by the Representatives.

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Common Shares are subject to certain conditions precedent, including the conditions that no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or threatened by the Commission, and that there has been no material adverse change in the condition of the Company. The Underwriters will be obligated to purchase all of the Common Shares if any are purchased.


     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments that may be required to be made in respect thereof.


     The Company has granted the Underwriters an option to purchase up to an aggregate of 296,408 additional Common Shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase a number of the additional Common Shares proportionate to such Underwriter's initial commitment as indicated in the preceding table. The Company will be obligated, pursuant to such option, to sell such shares to the Underwriters to the extent such option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Shares offered hereby.


     Prior to the Offering, Lehman Ltd. I, Inc., Lehman Brothers Capital Partners I and Lehman/SDI, Inc., each an affiliate of Lehman Brothers Inc., beneficially own, in the aggregate, approximately 2,012,169 of the outstanding Common Shares. Because Lehman Brothers Inc. is a member of the National Association of Securities Dealers, Inc. ("NASD") and will act as an underwriter in the Offering, the Offering is subject to the provisions of Rule 2720 of the Conduct Rules of the NASD (formerly Schedule E to the Bylaws of the NASD) ("Rule 2720"). Although not required by Rule 2720 in this instance, the Representatives have determined that Robert W. Baird & Co. Incorporated will serve as a "qualified independent underwriter" and will recommend the public offering price of the Common Shares in accordance with the standard requirements of Rule 2720. Robert W. Baird & Co. Incorporated, in its role as qualified independent underwriter, is assuming the responsibilities of acting as a qualified independent underwriter and has performed due diligence investigation and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus is a part. In addition, in accordance with Rule 2720, the Underwriters will not make sales of Common Shares offered hereby to customer's discretionary accounts without the prior specific written approval of such customer.


     Until the distribution of the Common Shares is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase Common Shares. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Shares. Such transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the Common Shares.


     In addition, if the Representatives over-allot (i.e., if they sell more Common Shares than are set forth on the cover page of this Prospectus), and thereby create a short position in the Common Shares in connection with the Offering, the Representatives may reduce that short position by purchasing Common Shares in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.


     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchase.


     Neither the Company nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. In addition, neither the Company nor any of the Underwriters make any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Company, its officers and directors and certain of its stockholders have agreed that they will not, subject to certain exceptions, for a period of 90 days from the date of this Prospectus, directly or indirectly, offer, sell or otherwise dispose of any Common Shares or any securities convertible into or exchangeable or exercisable for any such Common Shares, without the prior written consent of Lehman Brothers Inc.

     Affiliates of Lehman Brothers Inc. will receive a substantial portion of the proceeds from the Offering. In addition, two of the ten members of the Company's Board of Directors are presently employed by Lehman Brothers Inc. and a third is employed by Legg Mason Wood Walker, Incorporated. Lehman Brothers Inc. and Legg Mason Wood Walker, Incorporated have from time to time provided investment banking, financial advisory and other services to the Company, for which services they have received fees.



                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Donald A. Scott, a partner in Morgan, Lewis & Bockius LLP, is a director of the Company. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Simpson Thacher & Bartlett, New York, New York.



                                    EXPERTS

     The consolidated balance sheets of the Company at December 31, 1997 and 1996 and the consolidated statements of income and cash flows for the three years in the period ended December 31, 1997 and changes in partners' capital for the years ended December 31, 1996 and 1995 and changes in stockholders' deficit for the year ended December 31, 1997, included and incorporated by reference in this Prospectus, and the consolidated balance sheet of the partnership at December 31, 1995 and the consolidated statements of income, changes in partners' capital and cash flows for the year ended December 31, 1994 incorporated by reference in this Prospectus, have been included and incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.



                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of this material should also be available on-line through EDGAR and may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The Commission also maintains a Web site (http://www.sec.gov) that contains reports and other information regarding the Company. Such reports and other information concerning the Company can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, the exchange on which the Common Shares are listed.

     This Prospectus constitutes a part of a Registration Statement on Form S-2 (the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in such instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This Prospectus incorporates documents by reference which are not presented herewith. These documents (without exhibits, unless such exhibits are specifically incorporated by reference herein) are available without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request addressed to SunSource Inc., 3000 One Logan Square, Philadelphia, Pennsylvania 19103, Attention: Joseph M. Corvino, Secretary, telephone number
(215) 282-1290.

     The following documents of the Partnership (Commission file no. 1-09375) and the Company (Commission file no. 1-13293) have been filed with the Commission and are incorporated herein by reference:

       (a) Annual Report on Form 10-K for the Partnership for the fiscal year ended December 31, 1996;

       (b) Quarterly Reports on Form 10-Q for the Partnership for the quarterly periods ended March 31 and June 30, 1997;

       (c) Quarterly Report on Form 10-Q for the Company for the quarterly period ended September 30, 1997; and

       (d) Current Report on Form 8-K for the Company dated February 27, 1998.

                         INDEX TO FINANCIAL STATEMENTS



Unaudited Pro Forma Consolidated Statement of Income                                         Page
                                                                                             ----
SunSource Inc. and Subsidiaries
 Introduction to Unaudited Pro Forma Consolidated Statement of Income ....................    F-2
 Unaudited Pro Forma Consolidated Statement of Income
   for the twelve months ended December 31, 1997 .........................................    F-3
 Notes to Unaudited Pro Forma Consolidated Statement of Income ...........................    F-4
Audited Historical Consolidated Financial Statements
SunSource Inc. and Subsidiaries
 Report of Independent Accountants .......................................................    F-5
 Consolidated Balance Sheets as of December 31, 1997 and 1996 ............................    F-6
 Consolidated Statements of Income for the Years ended December 31, 1997, 1996 and 1995       F-7
 Consolidated Statements of Cash Flows for the Years ended December 31, 1997, 1996 and
   1995 ..................................................................................    F-8
 Consolidated Statements of Changes in Partners' Capital for the Years ended December 31,
   1996 and 1995 and Changes in Stockholders' Deficit for the Year ended December 31,
   1997 ..................................................................................    F-9
 Notes to Consolidated Financial Statements ..............................................   F-10

                        SunSource Inc. and Subsidiaries
            Pro Forma Consolidated Statement of Income (Unaudited)

     The following unaudited pro forma consolidated statement of income of SunSource Inc. (the "Company"), gives effect to the closing of the offering of Common Shares of the Company (the "Offering"), the conversion of its predecessor, SunSource L.P. (the "Partnership") to corporate form, including the elimination of non-recurring charges and credits (the "Conversion") and the refinancing of debt in conjunction with the Conversion (the "Refinancing"). The pro forma consolidated statement of income includes the accounts of the Company and its indirect wholly-owned subsidiary partnership, SDI Operating Partners, L.P. (the "Operating Partnership").

     The pro forma consolidated statement of income assumes the Offering and the Refinancing closed and the Conversion occurred at the beginning of the year presented. The pro forma consolidated income statement is not necessarily indicative of operating results that would have been achieved had the Offering, the Conversion, and the Refinancing occurred on the date indicated and should not be construed as representative of future operating results.

     This pro forma consolidated statement of income should be read in conjunction with the audited consolidated financial statements for the twelve months ended December 31, 1997 filed by the Company on Form 8-K and included elsewhere herein.

                        SUNSOURCE INC. AND SUBSIDIARIES
            PRO FORMA CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
               (dollars in thousands, except for per share data)




                                                                        Twelve Months Ended December 31, 1997
                                                                -----------------------------------------------------
                                                                                      Pro Forma
                                                                                     Adjustments
                                                                 Historical        Amount      Note*       Pro Forma
                                                                ------------   -------------   -------   ------------
Net sales ...................................................     $698,131       $      --               $ 698,131
Cost of sales ...............................................      414,853              --                 414,853
                                                                  --------       ---------               ---------
  Gross profit ..............................................      283,278              --                 283,278
                                                                  --------       ---------               ---------
Operating expenses:
 Selling, general and administrative expenses ...............      235,777              --                 235,777
 Management fee to general partner ..........................        2,491          (2,491)      1A             --
 Depreciation ...............................................        4,009              --                   4,009
 Amortization ...............................................        1,894             390       1B          2,284
                                                                  --------       ---------               ---------
  Total operating expenses ..................................      244,171          (2,101)                242,070
                                                                  --------       ---------               ---------
Transaction and other costs related to Conversion ...........        3,053          (3,053)      1C             --
                                                                  --------       ---------               ---------
  Income from operations ....................................       36,054           5,154                  41,208
Interest expense, net .......................................        7,198            (321)      1D          6,877
Other income, net ...........................................           54             263       1E            317
Distributions on guaranteed preferred beneficial interests in
 the Company's junior subordinated debentures ...............       (3,058)         (9,174)      1F        (12,232)
                                                                  --------       ---------               ---------
  Income before income taxes ................................       25,852          (3,436)                 22,416
Provision (benefit) for income taxes ........................       (6,680)         16,911       1G         10,231
                                                                  --------       ---------               ---------
  Income before extraordinary loss ..........................       32,532         (20,347)                 12,185
Extraordinary loss from early extinguishment of debt, net
 of deferred income tax benefit of $951 .....................       (3,392)          3,392       1H             --
                                                                  --------       ---------               ---------
  Net income ................................................     $ 29,140       $ (16,955)              $  12,185
                                                                  ========       =========               =========
Net income per Common Share (basic and diluted) .............                                            $    1.76
Weighted average number of outstanding Common Shares                                                     6,918,936

     *SEE ACCOMPANYING NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                        SUNSOURCE INC. AND SUBSIDIARIES
        NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
                            (dollars in thousands)

1. Pro Forma Adjustments to Consolidated Statement of Income:

   A. To eliminate, in consolidation, the management fee paid to SDI Partners I, L.P., the "General Partner" or "GP" of the Operating Partnership.

   B. To record amortization of goodwill associated with the exchange of the GP's Minority Interest in the Operating Partnership, using the Partnership's current estimated useful life of goodwill.

   C. To eliminate transaction and other costs related entirely to the Conversion which have been recorded by the Company for the period presented.

   D. To adjust 1997 interest expense utilizing, (i) an interest rate of 6.98% (equal to current LIBOR rates of 5.73% plus 125 basis points, which reflects interest rates under the new revolving credit facility), and
      (ii) the estimated net proceeds from the offering.

                                                                                            1997
                                                                                         ----------
   Interest expense reduction as a result of proceeds from the Offering used to repay
     the Company's bank revolving credit .............................................     $ (740)
   Interest expense reduction as a result of the Company's Refinancing ...............       (582)
   Interest expense related to incremental debt used to pay distributions, transaction
     costs and other items as a result of the Conversion .............................      1,001
                                                                                           ------
   Net reduction in interest expense .................................................     $ (321)
                                                                                           ======
   Increase or decrease in pro forma interest expense adjustment due to each 1/8 per-
     cent (.00125) change in interest rate ...........................................     $   13


   E. Eliminate minority interest expense as a result of the Conversion.

   F. Record an expense for the monthly distributions on Trust Preferred Securities; the annual yield is 11.6% on the liquidation amount of the securities of $105,446, resulting in an approximate charge of $1,019 per month.

   G. Adjust the partnership basis state and foreign provision or benefit for income taxes to reflect a total provision for federal, state and foreign income taxes under corporate form.

   H. Eliminate extraordinary loss from early extinguishment of debt as a non-recurring charge.

                       Report of Independent Accountants


The Board of Directors
 SunSource Inc.

We have audited the accompanying consolidated balance sheets of SunSource Inc. and subsidiaries as of December 31, 1997 and 1996, the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1997, the related consolidated statement of changes in stockholders' deficit for the year ended December 31, 1997 and the related consolidated statement of changes in partners' capital for the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SunSource Inc. and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.


2400 Eleven Penn Center
Philadelphia, Pennsylvania
January 29, 1998, except
   for Note 22 as to which
   the date is February 5, 1998

                        SUNSOURCE INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                            (dollars in thousands)


                                                                                              December 31,     December 31,
                                                                                                  1997             1996
                                                                                             --------------   -------------
                                            ASSETS
Current assets:
 Cash and cash equivalents ...............................................................     $   5,638        $   1,666
 Accounts receivable, net of allowance for doubtful accounts of $2,195 and $2,208,                82,501           78,578
  respectively .
 Inventories .............................................................................       103,369          102,396
 Deferred income taxes ...................................................................        10,791               --
 Other current assets ....................................................................         4,559            4,672
                                                                                               ---------        ---------
   Total current assets ..................................................................       206,858          187,312
Property and equipment, net ..............................................................        21,939           21,409
Goodwill (net of accumulated amortization of $14,367 and $12,879, respectively) ..........        62,588           43,036
Other intangibles (net of accumulated amortization of $14,910 and $14,372, respectively) .           784              667
Deferred income taxes ....................................................................         5,014            5,007
Cash surrender value of life insurance policies ..........................................         8,407            4,566
Other assets .............................................................................           552              558
                                                                                               ---------        ---------
   Total assets ..........................................................................     $ 306,142        $ 262,555
                                                                                               =========        =========
                   LIABILITIES, PARTNERS' CAPITAL AND STOCKHOLDERS' DEFICIT
Current liabilities:
 Accounts payable ........................................................................     $  50,125        $  48,557
 Notes payable ...........................................................................         2,080            2,670
 Current portion of senior notes .........................................................            --            6,395
 Current portion of capitalized lease obligations ........................................           156              107
 Distributions payable to partners .......................................................         2,353            1,857
 Deferred tax liability ..................................................................           935               --
 Accrued expenses:
  Salaries and wages .....................................................................         6,891            5,696
  Management fee due the general partner .................................................            --            3,330
  Income and other taxes .................................................................         4,286            2,695
  Other accrued expenses .................................................................        19,094           15,224
                                                                                               ---------        ---------
   Total current liabilities .............................................................        85,920           86,531
Senior notes .............................................................................        60,000           57,539
Bank revolving credit ....................................................................        33,000           11,000
Capitalized lease obligations ............................................................           572              504
Deferred compensation ....................................................................        10,451            8,644
Other liabilities ........................................................................           787            3,718
                                                                                               ---------        ---------
   Total liabilities .....................................................................       190,730          167,936
                                                                                               ---------        ---------
Guaranteed preferred beneficial interests in the Company's junior subordinated debentures        115,903               --
                                                                                               ---------        ---------
Commitments and contingencies
Partners' capital:
 General partner .........................................................................            --              960
 Limited partners:
  Class A interests ......................................................................            --           67,642
  Class B interests ......................................................................            --           29,040
  Class B interests held in treasury .....................................................            --           (1,514)
  Cumulative foreign translation adjustment ..............................................            --           (1,509)
                                                                                               ---------        ---------
   Total partners' capital ...............................................................            --           94,619
                                                                                               ---------        ---------
Stockholders' deficit:
 Preferred stock, $.01 par, 1,000,000 shares authorized, none issued .....................            --               --
 Common stock, $.01 par, 20,000,000 shares authorized, 6,418,936 shares issued and                    64               --
  outstanding
 Retained earnings .......................................................................         1,735               --
 Cumulative foreign translation adjustment ...............................................        (2,290)              --
                                                                                               ---------        ---------
   Total stockholders' deficit ...........................................................          (491)              --
                                                                                               ---------        ---------
   Total liabilities, partners' capital and stockholders' deficit ........................     $ 306,142        $ 262,555
                                                                                               =========        =========


          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        SUNSOURCE INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                       FOR THE YEARS ENDED DECEMBER 31,
   (dollars in thousands, except for partnership interest and share amounts)



                                                                           1997            1996             1995
                                                                       ------------   --------------   --------------
Net sales ..........................................................   $ 698,131       $   649,254       $  628,935
Cost of sales ......................................................     414,853           388,660          377,598
                                                                       ---------       -----------       ----------
   Gross profit ....................................................     283,278           260,594          251,337
                                                                       ---------       -----------       ----------
Operating expenses:
 Selling, general and administrative expenses ......................     235,777           219,185          211,048
 Management fee to general partner .................................       2,491             3,330            3,330
 Depreciation ......................................................       4,009             3,603            3,661
 Amortization ......................................................       1,894             1,924            1,996
                                                                       ---------       -----------       ----------
   Total operating expenses ........................................     244,171           228,042          220,035
                                                                       ---------       -----------       ----------
Restructuring charges ..............................................          --             5,950               --
Transaction and other related costs ................................       3,053             2,150               --
                                                                       ---------       -----------       ----------
   Income from operations ..........................................      36,054            24,452           31,302
Interest expense, net ..............................................       7,198             6,875            6,920
Distributions on guaranteed preferred beneficial interests .........       3,058                --               --
Other income .......................................................          54               550              256
Gain on sale of divisions (note 3) .................................          --                --           20,644
                                                                       ---------       -----------       ----------
 Income before provision for income taxes ..........................      25,852            18,127           45,282
Provision (benefit) for income taxes ...............................      (6,680)           (1,140)             537
                                                                       ---------       -----------       ----------
 Income before extraordinary loss ..................................      32,532            19,267           44,745
Extraordinary loss from early extinguishment of debt (note 6) ......      (3,392)               --             (629)
                                                                       ---------       -----------       ----------
   Net income ......................................................   $  29,140       $    19,267       $   44,116
                                                                       =========       ===========       ==========
Net income allocated to partners:
 General partner ...................................................      N/A          $       193       $      441
                                                                                       -----------       ----------
 Class A limited partners ..........................................      N/A          $    12,210       $   12,210
                                                                                       -----------       ----------
 Class B limited partners ..........................................      N/A          $     6,864       $   31,465
                                                                                       -----------       ----------
Earnings per limited partnership interest:
 Income before extraordinary loss
   -- Class A interest .............................................      N/A          $      1.10       $     1.10
   -- Class B interest .............................................      N/A          $      0.32       $     1.48
 Extraordinary loss
   -- Class A interest .............................................      N/A                   --               --
   -- Class B interest .............................................      N/A                   --      ($     0.03)
 Net income
   -- Class A interest .............................................      N/A          $      1.10       $     1.10
   -- Class B interest .............................................      N/A          $      0.32       $     1.45
Pro forma net income per common share (note 1) .....................   $    1.88           N/A              N/A
Pro forma weighted average number of outstanding common
 shares ............................................................   6,418,936           N/A              N/A
Weighted average number of outstanding limited partnership
 interests:
   -- Class A interests ............................................      N/A           11,099,573       11,099,573
   -- Class B interests ............................................      N/A           21,675,746       21,675,746


          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        SUNSOURCE INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       FOR THE YEARS ENDED DECEMBER 31,
                            (dollars in thousands)



                                                                    1997           1996           1995
                                                                ------------   ------------   ------------
Cash flows from operating activities:
 Net income .................................................    $  29,140      $  19,267      $  44,116
 Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization ............................        5,903          5,547          5,657
   Decrease (increase) in cash value of life insurance ......         (525)          (157)            58
   Gain on sale of divisions ................................           --             --        (20,644)
   Extraordinary loss .......................................        3,392             --            629
   Restructuring charges ....................................           --          5,950             --
   Transaction costs ........................................        3,053          2,150             --
   Provision for deferred compensation ......................        2,649          1,071          2,340
   Deferred income tax benefit ..............................       (8,912)        (2,163)          (700)
   Changes in current operating items:
    Increase in accounts receivable .........................       (3,627)        (2,465)        (3,666)
    Increase in inventories .................................         (848)        (7,572)        (8,209)
    Decrease in other current assets ........................          175             70            857
    Increase in accounts payable ............................        1,325          6,062          2,531
    Decrease in accrued interest ............................         (473)           (47)          (141)
    Decrease in accrued restructuring charges and
      transaction costs .....................................       (4,569)        (1,899)            --
    Increase (decrease) in other accrued liabilities ........        2,595         (2,769)        (6,062)
   Other items, net .........................................       (1,365)           253            284
                                                                 ---------      ---------      ---------
 Net cash provided by operating activities ..................       27,913         23,298         17,050
                                                                 ---------      ---------      ---------
Cash flows from investing activities:
 Proceeds from sale of divisions ............................           --             --         44,873
 Proceeds from sale of property and equipment ...............          802             62            757
 Payments for acquired businesses ...........................         (793)          (683)        (7,385)
 Capital expenditures .......................................       (4,933)        (4,341)        (4,299)
 Investment in life insurance policies ......................       (3,316)        (1,400)        (3,067)
 Other, net .................................................          144            (39)           (93)
                                                                 ---------      ---------      ---------
   Net cash (used for) provided by investing activities .....       (8,096)        (6,401)        30,786
                                                                 ---------      ---------      ---------
Cash flows from financing activities:
 Prepayment of senior notes .................................      (63,934)            --             --
 Proceeds from issuance of senior notes .....................       60,000             --             --
 Cash distributions to partners .............................      (13,901)       (25,641)       (27,218)
 Cash distributions paid on Class A exchange ................      (14,429)            --             --
 Repayment of senior notes ..................................           --         (6,395)       (18,971)
 Borrowings under the bank credit agreement, net ............       22,000         11,000             --
 Prepayment penalties and related costs .....................       (4,278)            --           (629)
 Borrowings (repayments) under other credit facilities,
   net ......................................................         (590)           (83)            44
 Principal payments under capitalized lease obligations .....         (140)           (12)           (65)
 Other, net .................................................         (573)            --            ---
                                                                 ---------      ---------      ---------
   Net cash used for financing activities ...................      (15,845)       (21,131)       (46,839)
                                                                 ---------      ---------      ---------
Net increase (decrease) in cash and cash equivalents ........        3,972         (4,234)           997
Cash and cash equivalents at beginning of period ............        1,666          5,900          4,903
                                                                 ---------      ---------      ---------
Cash and cash equivalents at end of period ..................    $   5,638      $   1,666      $   5,900
                                                                 =========      =========      =========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        SUNSOURCE INC. AND SUBSIDIARIES
  CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL FOR THE YEARS ENDED
            DECEMBER 31, 1996 AND 1995 AND CHANGES IN STOCKHOLDERS'
                 DEFICIT FOR THE YEAR ENDED DECEMBER 31, 1997
                            (dollars in thousands)




                                                                                     PARTNERS' CAPITAL
                                                             ------------------------------------------------------------------
                                                                                                                    Cumulative
                                                                                                                     Foreign
                                                               General      Class A      Class B      Class B      Translation
                                                               Partner      Limited      Limited      Treasury      Adjustment
                                                             -----------  -----------  -----------  ------------  -------------
Partners' Capital -- December 31, 1994 ....................   $     791    $  67,642    $  12,300    $  (1,514)     $  (1,338)
 Net income ...............................................         441       12,210       31,465           --             --
 Cash distributions paid and/or declared to partners ......        (269)     (12,210)     (14,513)          --             --
 Change in cumulative foreign translation adjustment ......          --           --           --           --            (62)
                                                              ---------    ---------    ---------    ---------      ---------
Partners' Capital -- December 31, 1995 ....................         963       67,642       29,252       (1,514)        (1,400)
 Net income ...............................................         193       12,210        6,864           --             --
 Cash distributions paid and/or declared to partners ......        (196)     (12,210)      (7,076)          --             --
 Change in cumulative foreign translation adjustment ......          --           --           --           --           (109)
                                                              ---------    ---------    ---------    ---------      ---------
Partners' Capital -- December 31, 1996 ....................         960       67,642       29,040       (1,514)        (1,509)
 Net income ...............................................         260        9,157       16,633
 Cash distributions paid and/or declared to partners ......        (150)      (8,140)      (6,730)
 Change in cumulative foreign translation adjustment ......          --           --           --           --           (167)
                                                              ---------    ---------    ---------    ---------      ---------
Partners' Capital -- September 30, 1997 ...................       1,070       68,659       38,943       (1,514)        (1,676)
Conversion adjustments:
 Common stock .............................................                                   (64)
 Paid-in capital ..........................................      (1,070)     (68,659)
 Cumulative foreign translation adjustment ................                                                             1,676
 Retained earnings ........................................                               (38,879)       1,514
 Minority interest (a) ....................................
 Class A exchange (b) .....................................
 Goodwill -- Minority interest (c) ........................
Stockholders' Deficit -- September 30, 1997 ...............   $      --    $      --    $      --    $      --      $      --
                                                              =========    =========    =========    =========      =========
 Net income ...............................................
 Change in cumulative foreign translation adjustment ......
 Adjustment to cash distributions declared to partners ....
 Dividends declared on common stock .......................
Stockholders' Deficit -- December 31, 1997 ................

                                                             STOCKHOLDERS
                                                              S' DEFICIT
                                                             -------------
                                                                                       Retained        Cumulative    Total Partners'
                                                                                      Earnings /        Foreign         Capital /
                                                             Common      Paid-in     (Accumulated     Translation     Stockholders'
                                                              Stock      Capital       Deficit)        Adjustment        Deficit
                                                            --------  ------------  --------------   -------------  ----------------
Partners' Capital -- December 31, 1994 ....................                                                           $    77,881
 Net income ...............................................                                                                44,116
 Cash distributions paid and/or declared to partners ......                                                               (26,992)
 Change in cumulative foreign translation adjustment ......                                                                   (62)
                                                                                                                      -----------
Partners' Capital -- December 31, 1995 ....................                                                                94,943
 Net income ...............................................                                                                19,267
 Cash distributions paid and/or declared to partners ......                                                               (19,482)
 Change in cumulative foreign translation adjustment ......                                                                  (109)
                                                                                                                      -----------
Partners' Capital -- December 31, 1996 ....................                                                                94,619
 Net income ...............................................                                                                26,050
 Cash distributions paid and/or declared to partners ......                                                               (15,020)
 Change in cumulative foreign translation adjustment ......     --             --             --              --             (167)
                                                                --             --             --              --      -----------
Partners' Capital -- September 30, 1997 ...................     --             --             --              --          105,482
Conversion adjustments:
 Common stock .............................................     64                                                             --
 Paid-in capital ..........................................                68,659          1,070                               --
 Cumulative foreign translation adjustment ................                                               (1,676)              --
 Retained earnings ........................................                               37,365                               --
 Minority interest (a) ....................................                                1,082                            1,082
 Class A exchange (b) .....................................               (68,659)       (61,761)                        (130,420)
 Goodwill -- Minority interest (c) ........................                               20,759                           20,759
                                                                                         -------                      -----------
Stockholders' Deficit -- September 30, 1997 ...............     64             --         (1,485)         (1,676)          (3,097)
 Net income ...............................................
 Change in cumulative foreign translation adjustment ......                                3,090                            3,090
 Adjustment to cash distributions declared to partners ....                                                 (614)            (614)
 Dividends declared on common stock .......................                                  772                              772
                                                                                            (642)                            (642)
Stockholders' Deficit -- December 31, 1997 ................                              -------                      -----------
                                                              $ 64     $       --     $    1,735       $  (2,290)     $      (491)
                                                              ====     ==========     ==========       =========      ===========

--------
(a) Minority interest included as other liabilities by the Partnership.

(b) Each Class A limited partnership interest was exchanged for $1.30 in cash plus 0.38 share of Trust Preferred Securities recorded at fair value based on the price of the Class A interests upon close of trading on the New York Stock Exchange on September 30, 1997 of $11.75. This fair value of $115,991 is recorded by the Company as Guaranteed Preferred Beneficial Interests in the Company's Junior Subordinated Debentures.

(c) Goodwill related to the exchange of the GP minority interest (See Note 1).


          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        SUNSOURCE INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (dollars in thousands)

1. Basis of Presentation:

     The accompanying financial statements include the consolidated accounts of SunSource Inc. (the "Company"), its predecessor, SunSource L.P. (the "Partnership"), and its wholly-owned subsidiaries including SDI Operating Partners, L.P. (the "Operating Partnership") and SunSource Capital Trust (the "Trust"). All significant intercompany balances and transactions have been eliminated.

     Nature of Operations:

     The Company is one of the leading providers of industrial products and related value-added services in North America. The Company is organized into three businesses which are SunSource Industrial Services Company, Hillman and Harding.

     SunSource Industrial Services Company operates in three business segments:
(1) Technology Services, operating as SunSource Technology Services ("STS");
(2) Inventory Management -- Expediter and (3) Inventory Management -- Integrated Supply, operating as SunSource Inventory Management Company ("SIMCO"). STS offers a full range of technology-based products and services to small, medium and large manufacturers. SIMCO provides small parts inventory management to low volume customers through its expediter activity and integrated inventory management to large industrial manufacturing customers through its integrated supply activity.

     Hillman operates in the Hardware Merchandising Services Segment, providing small hardware related items and merchandising services, to retail outlets, primarily hardware stores, home centers and lumberyards.

     Harding operates in the Glass Merchandising Segment, selling retail and wholesale automotive and flat glass and providing auto glass installation and small contract glazing services to individual consumers, insurance companies, autobody shops, and other customers through a large network of retail glass shops.

     STS, SIMCO -- Expediter and SIMCO -- Integrated Supply accounted for 46%, 18% and 8%, respectively, of the Company's consolidated 1997 net sales and Hillman and Harding accounted for 15% and 13%, respectively. On a consolidated basis, the Company has over 188,000 customers, the largest of which accounted for less than 6% of 1997 net sales. The Company's foreign sales in Canada and Mexico accounted for less than 10% of its consolidated 1997 net sales. The average single sale in 1997 was less than three hundred and fifty dollars. Sales performance is tied closely to the overall performance of the non-defense-goods producing sector of Gross Domestic Product in the United States.

     Conversion to Corporate Form:

     On September 25, 1997, the limited partners of the Partnership approved the conversion of the Partnership to a corporation effective at the close of business on September 30, 1997 (the "Conversion"). As a result of the Conversion, each Class A limited partnership interest in the Partnership was converted into $1.30 of cash and 0.38 share of 11.6% Guaranteed Preferred Beneficial Interests in the Company's Junior Subordinated Debentures (the "Trust Preferred Securities", which were issued by the Trust), each Class B limited partnership interest in the Partnership was converted into 0.25 share of common stock of the Company and the general and limited partnership interests in SDI Partners I, L.P., the General Partner of the Partnership and the Operating Partnership (the "GP"), were exchanged with the Company for 1,000,000 shares of its common stock (the "GP Exchange"). In conjunction with the Conversion, the Company also refinanced all of its outstanding bank revolving credit and senior note debt (the "Refinancing").

     The exchange represented by the GP's 1% ownership interest in the Company (the "Minority Ownership") is subject to purchase accounting in accordance with Accounting Principles Bulletin ("APB") No. 16. Accordingly, the excess of fair value of the consideration received for the Minority Ownership over its book value was

                        SUNSOURCE INC. AND SUBSIDIARIES

                            (dollars in thousands)

1. Basis of Presentation:  -- (continued)

recorded by the Corporation as goodwill at September 30, 1997, calculated as follows:


      Fair value of the GP Minority Ownership (i)            $21,841
      Less book value of the GP Minority Ownership (ii)        1,082
                                                             -------
        Excess over book value recorded as goodwill          $20,759
                                                             =======


       (i) Represents 92.9% of the GP Exchange (the portion allocable to the Minority Ownership) valued at $23,500 in the aggregate for 1,000,000 common shares, based on the closing price of the Class B interest on the New York Stock Exchange at September 30, 1997 of $5.875.

       (ii) As reported on the pre-Conversion balance sheet of the Partnership at September 30, 1997.

     The Company incurred transaction and other costs related to the Conversion of $5,203, of which $4,700 represents transaction costs and $503 a charge for deferred compensation accelerated as a result of the Conversion. Cash payments in 1997 and 1996 were $2,698 and $1,732, respectively, and $773 was accrued as of December 31, 1997.

     Net Income per Common Share:


     In 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 128, "Earnings Per Share". As a result, the Company is required to disclose basic and diluted Earnings Per Share ("EPS") information for all periods presented. In accordance with SFAS 128, dilutive EPS is to include the dilutive effects of options, warrants and convertible securities; however, there are no potentially dilutive securities outstanding. Accordingly, only basic EPS amounts have been presented. Due to the fact that the Company was not a corporation for the full year ended December 31, 1997, a pro forma net income per common share has been presented. Pro forma net income per common share assumes the Conversion and Refinancing occurred at the beginning of the year and accordingly excludes the extraordinary loss of $0.53 per common share.

     The computation of pro forma net income per common share is as follows:

                                                                                                   Year
                                                                                                   Ended
                                                                                             December 31, 1997
                                                                                            ------------------
Numerator:
----------
 Net income ..............................................................................     $    29,140
   Eliminate extraordinary loss from early extinguishment of debt ........................           3,392
   Eliminate historical income tax benefit ...............................................          (6,680)
   Eliminate income of Minority Ownership ................................................             263
   Distributions on guaranteed preferred beneficial interests ............................          (9,174)
   Incremental interest expense to reflect the Conversion and Refinancing ................            (419)
   Eliminate transaction and other costs related to the Conversion .......................           3,053
   Incremental amortization on goodwill associated with the GP Exchange ..................            (390)
   Eliminate management fee ..............................................................           2,491
   Pro forma provision for income taxes ..................................................          (9,607)
                                                                                               -----------
 Pro forma net income ....................................................................     $    12,069
                                                                                               ===========
Denominator:
------------
Actual weighted average number of outstanding Partnership Class B interests during the period
 before the Conversion ...................................................................      21,675,746
Conversion ratio -- reverse split of one common share for four Class B interests. ........           X.25
                                                                                              -----------
  Sub-total -- pro forma outstanding common shares .......................................       5,418,936
Common shares received by the general and limited partners of the GP .....................       1,000,000
                                                                                               -----------
  Pro forma weighted average number of common shares .....................................       6,418,936
                                                                                               ===========
Pro forma net income per common share ....................................................     $      1.88
                                                                                               ===========

                        SUNSOURCE INC. AND SUBSIDIARIES

                            (dollars in thousands)

1. Basis of Presentation:  -- (continued)

     Restructuring Charges:


     In December 1996, the Company recorded a provision for restructuring charges in the amount of $5,950 for STS and Harding in accordance with the provisions of Emerging Issues Task Force ("EITF") Abstract 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." Restructuring charges for STS in the amount of $4,400 included termination benefits for 175 employees and other exit costs. Restructuring charges for Harding in the amount of $1,550 represent primarily the write-off of assets in connection with the Company's decision to withdraw from certain geographic markets which was completed in 1997. The following table summarizes activity in the restructuring liability for STS by balance sheet classification for the twelve months ended December 31, 1997:




                                                   Termination        Other
                                                     Benefits      Exit Costs       Total
                                                  -------------   ------------   ----------
Current -- other accrued expenses:
----------------------------------
Balance at December 31, 1996: .................     $    829         $  817       $  1,646
 Reduction for payments .......................       (1,156)          (668)        (1,824)
 Reclassified from long-term ..................        1,605            335          1,940
                                                    --------         ------       --------
Balance at December 31, 1997: .................     $  1,278         $  484       $  1,762
                                                    ========         ======       ========
Long-term -- other liabilities:
-------------------------------
Balance at December 31, 1996: .................     $  2,014         $  573       $  2,587
 Long-term -- reclassified to current .........       (1,605)          (335)        (1,940)
                                                    --------         ------       --------
Balance at December 31, 1997: .................     $    409         $  238       $    647
                                                    ========         ======       ========

     Termination payments represent severance payments and other support costs for 50 employees; other exit costs include legal and consulting costs to execute termination activities and facility shut-down costs.

2. Summary of Significant Accounting Policies:


     Cash Equivalents:

     Cash equivalents consist of commercial paper, U.S. Treasury obligations and other liquid securities purchased with initial maturities less than 90 days and are stated at cost which approximates market value.

     Inventories:

     Inventories, which consist of products purchased for resale, are valued at the lower of cost or market, cost being determined principally on the first-in, first-out method.


     Property and Equipment:


     Property and equipment, including assets acquired under capital leases, is carried at cost and includes expenditures for new facilities and major renewals. Maintenance and repairs are charged to expense as incurred. When assets are sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from their respective accounts, and the resulting gain or loss is reflected in current operations.


     Depreciation:


     For financial accounting purposes, depreciation, including that related to plant and equipment acquired under capital leases, is computed on the straight-line method over the estimated useful lives of the assets, generally three to twenty-five years, or, if shorter, over the terms of the related leases.

                        SUNSOURCE INC. AND SUBSIDIARIES

                            (dollars in thousands)

2. Summary of Significant Accounting Policies: -- (continued)

     Goodwill and Other Intangible Assets:

     Goodwill related to the excess of acquisition cost over the fair value of net assets acquired and the goodwill associated with the GP Exchange discussed in Note 1 is amortized on a straight-line basis over forty years. Other intangible assets arising principally from acquisitions by the Operating Partnership are amortized on a straight-line basis over periods ranging from three to ten years.

     Long-Lived Assets:

     Under the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company has evaluated its long-lived assets for financial impairment, and will continue to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

     The Company evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. Based on these evaluations, there were no adjustments to the carrying value of long-lived assets in 1997. See Note 1, "Restructuring Charges" for information on the write-down of assets at Harding in 1996.

     Income Taxes:

     Deferred income taxes are computed using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities (temporary differences) and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. As a result of the Conversion, the Company recognized additional deferred income tax benefits which were not previously available to the Partnership due to its partnership status.

     Retirement Benefits:

     Certain employees are covered under profit-sharing retirement plans ("defined contribution plans") for which contributions are determined on an annual basis in accordance with the requirements of each plan. Defined benefit plan contributions covering certain employees are funded, at a minimum, in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended.

     In accordance with collective bargaining agreements, annual contributions to multi-employer pension plans are made. These contributions, which are based on fixed contributions per month for each hour worked, are charged to income as incurred.

     Certain employees are covered under post-retirement benefit plans for which benefits are determined in accordance with the requirements of each plan.


     Fair Value of Financial Instruments:

     Cash, accounts receivable, short-term borrowings, accounts payable, accrued liabilities and bank revolving credit are reflected in the consolidated financial statements at fair value because of the short-term maturity or revolving nature of these instruments. The fair values of the Company's debt instruments are disclosed in Note 10. The fair value of the Trust Preferred Securities are disclosed in Note 13.

     Translation of Foreign Currencies:

     The translation of applicable foreign-currency-based financial statements into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense

                        SUNSOURCE INC. AND SUBSIDIARIES

                            (dollars in thousands)

2. Summary of Significant Accounting Policies: -- (continued)

accounts using an average exchange rate during the period. The changes in the cumulative foreign translation adjustment for each period relate to translation adjustments in their entirety.

     Exchange adjustments resulting from foreign currency transactions are recognized in net income and were immaterial for the three years ended December 31, 1997.

     Use of Estimates in the Preparation of Financial Statements:


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     Recent Accounting Pronouncements:


     In 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income," which requires changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. Adoption of SFAS 130 is required in 1998, however, the Company does not anticipate a significant impact on its financial disclosure requirements due to the adoption of SFAS 130.


3. Acquisitions/Divestitures:


     Since August 31, 1997, Harding has purchased the assets of three retail glass shops for an aggregate purchase price of $793 and the assumption of certain liabilities. The aggregate purchase price includes goodwill of $429.


     On April 11, 1996, STS purchased certain assets of Hydraulic Depot, Inc., of Reno, Nevada, for an aggregate purchase price of $700, including goodwill of $141.


     In November 1995, Hillman purchased certain assets of the Retail division of Curtis Industries of Eastlake, Ohio, for an aggregate purchase price of $8,011 and the assumption of certain liabilities. The aggregate purchase price includes goodwill of $3,442. The purchase price and goodwill amounts include post-closing adjustments recorded in 1996.


     These acquisitions have been accounted for as purchases and, accordingly, the results of operations have been included in the accompanying consolidated financial statements from the date of acquisition.


     On October 27, 1995, the Operating Partnership sold certain assets of its Downey Glass division for a cash consideration, net of expenses, of approximately $6,237 and the assumption of certain liabilities. The Operating Partnership recorded a gain on the sale in the amount of $4,144 included in the 1995 consolidated statement of income. The aggregate assets sold, net of liabilities, in connection with the sale of the Downey Glass division was approximately $2,093.


     On January 3, 1995, the Operating Partnership sold certain assets of its Dorman Products division for a cash consideration, net of expenses, of approximately $36,600 (subject to certain post-closing adjustments) and the assumption of certain liabilities. The Operating Partnership recorded a gain on the sale in the amount of $16,500 included in the 1995 consolidated statement of income. The aggregate assets sold, net of liabilities, in connection with the sale of Dorman Products was approximately $20,100.


4. Related Party Transactions:


     Previously under partnership form, the GP earned a management fee annually from the Operating Partnership equal to 3% of the aggregate initial Capital Investment of the holders of Class A interests ($110,996).

                        SUNSOURCE INC. AND SUBSIDIARIES

                            (dollars in thousands)

4. Related Party Transactions:  -- (continued)

Management fees earned in each of years 1997, 1996 and 1995 were $2,491, $3,330 and $3,330, respectively. The 1997 management fee was pro-rated through the Conversion and paid in full on September 30, 1997. The management fees for the years 1996 and 1995 were paid in full in March 1997 and 1996, respectively.

     A member of the Company's Board of Directors is a partner in a law firm which represents the Company in various matters and with which the Company had a leasing arrangement for office space. Payments to this law firm were $811, $407 and $260 in 1997, 1996 and 1995 respectively.

     Two members of the Company's Board of Directors are officers of a firm which performed investment banking services for the Company in 1996 and 1995. Payments for these services were $125 and $1,509 in 1996 and 1995, respectively.

     A member of the Company's Board of Directors is an officer of a firm which performed investment banking services for the Company in 1996 and 1995. Payments for these services were $2 and $34 in 1996 and 1995, respectively.

5. Income Taxes:

     The components of the provision (benefit) for income taxes are as follows for the three years ended:



                                                                  December 31,
                                                    -----------------------------------------
                                                         1997           1996          1995
                                                    -------------   -----------   -----------
Current:
 Federal ........................................     $     770      $     --       $    --
 State and local ................................           457           418           608
 Foreign ........................................         1,005           605           629
                                                      ---------      --------       -------
  Total current ....................... .........         2,232         1,023         1,237
                                                      ---------      --------       -------
Deferred:
 Federal ........................................           183        (1,919)      $  (621)
 State and local ................................            42          (244)          (79)
 Foreign ........................................           428            --            --
                                                      ---------      --------       -------
  Total deferred ................................           653        (2,163)         (700)
                                                      ---------      --------       -------
Deferred tax benefit upon conversion ............        (9,565)           --            --
                                                      ---------      --------       -------
   Provision (benefit) for income taxes .........     $  (6,680)     $ (1,140)      $   537
                                                      =========      ========       =======


                        SUNSOURCE INC. AND SUBSIDIARIES

                            (dollars in thousands)

5. Income Taxes:  -- (continued)

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Upon the Conversion, the Company recorded additional deferred tax assets of $9,565 not previously available under partnership form. The table below reflects the significant components of the company's net deferred tax assets:



                                                 December 31,
                                           ------------------------
                                              1997          1996
                                           ----------   -----------
Deferred tax assets:
 Inventory .............................    $ 5,180       $    --
 Deferred compensation .................      3,827         3,292
 Casualty loss liability ...............      1,560           548
 Prepayment penalty ....................      1,059           304
 Bad debt reserve ......................        936            --
 Vacation pay liability ................        998            --
 Restructuring reserve .................        780         1,034
 Net operating loss -- Mexico ..........        489            --
 Transaction costs .....................        777            --
 All other .............................        199            --
                                            -------       -------
   Gross deferred tax assets ...........     15,805         5,178
 Valuation allowance ...................         --          (171)
                                            -------       -------
   Net deferred tax assets .............     15,805         5,007
                                            -------       -------
Deferred tax liabilities:
 Costs of goods sold -- Mexico .........       (935)           --
                                            -------       -------
    Net deferred tax assets ............    $14,870       $ 5,007
                                            =======       =======


     Below is a reconciliation of U.S. Federal income tax rates to the effective tax rates for the period from the Conversion through December 31, 1997:



                                                                    Three Months
                                                               Ended December 31, 1997
                                                              ------------------------
          U.S. federal income tax rate .....................            35.0%
          Foreign income tax rates in excess of U.S. federal
            income tax rates ...............................             8.9%
          State and local income taxes, net of U.S. federal
            income tax benefit .............................             4.2%
          Non-deductible expenses ..........................             4.3%
          Recognition of deferred tax benefits relating to
            cumulative temporary differences ...............           (10.2%)
                                                                       -----
          Effective income tax rate ........................            42.2%
                                                                        =====


6. Extraordinary Losses:


     In connection with the Refinancing, the Company paid prepayment penalties of $4,343 and recorded an extraordinary loss of $3,392 (net of deferred tax benefits of $951) due to the early extinguishment of all of the Operating Partnership's previously outstanding Series A 9.08% and Series B 8.44% Senior Notes. Funding for these prepayment penalties was provided by the Company's revolving credit facility.

                        SUNSOURCE INC. AND SUBSIDIARIES

                            (dollars in thousands)

6. Extraordinary Losses:  -- (continued)

     In 1995, the Company recorded an extraordinary loss of $629 due to early extinguishment of a portion of the Operating Partnership's Series A 9.08% and Series B 8.44% Senior Notes. Funding for these prepayment penalties was provided by the Company's operating cash.

7. Property and Equipment:


     Property and equipment consist of the following at December 31, 1997 and 1996:



                                                       1997         1996
                                                    ----------   ----------
  Land ..........................................    $ 3,196      $ 3,289
  Buildings and leasehold improvements ..........     18,367       18,642
  Machinery and equipment .......................     20,493       18,680
  Furniture and fixtures ........................     10,592       10,368
                                                     -------      -------
                                                      52,648       50,979
  Less accumulated depreciation .................     30,709       29,570
                                                     -------      -------
                                                     $21,939      $21,409
                                                     =======      =======


8. Notes Payable:


     Notes payable consisted of the following at December 31, 1997 and 1996:



                                                                  1997       1996
                                                                --------   --------
         Short-term bank borrowings drawn on working capital
          lines of credit ...................................    $   --     $  557
         Trade notes payable in accordance with glass
          inventory financing arrangements ..................     1,099      1,193
         Notes payable in accordance with insurance financing
          arrangements ......................................       981        920
                                                                 ------     ------
                                                                 $2,080     $2,670
                                                                 ======     ======


     The weighted average interest rate on the outstanding notes payable borrowings at December 31, 1997 and 1996 was 2.83% and 3.05%, respectively.


9. Lines of Credit:


     On September 30, 1997, the Operating Partnership entered into a $90,000 five-year bank credit agreement with five lenders (the "Credit Agreement"). The Credit Agreement provides borrowings on a revolving credit basis at interest rates based on the London Interbank Offered Rate ("LIBOR") plus a margin of between 1.00% and 1.50% (the "LIBOR Margin") based on certain leverage ratios as stated in the Credit Agreement, or prime. Letters of credit commitment fees are based on the LIBOR Margin when issued. As of December 31, 1997, the LIBOR rate was 5.77%, the LIBOR Margin was 1.50% and the prime rate was 8.50%. As of December 31, 1997, the Operating Partnership had $54,808 available under this Credit Agreement. The $35,192 outstanding consists of bank borrowings at LIBOR amounting to $33,000 as reflected on the Company's consolidated balance sheet at December 31, 1997, and letter of credit commitments aggregating $2,192. Amounts outstanding under the Credit Agreement are due upon its termination on September 30, 2002.


     The Credit Agreement, among other provisions, contains financial covenants requiring the maintenance of specific coverage ratios and levels of financial position and restricts incurrence of additional debt and the sale of assets.

                        SUNSOURCE INC. AND SUBSIDIARIES

                            (dollars in thousands)

9. Lines of Credit: -- (continued)

     The Company is able to utilize any unused capacity under the revolving credit line for acquisitions. If the Company sells a significant amount of assets as defined in the Credit Agreement, it must make an offer of prepayment of note principal to the lenders determined on an applicable share basis with the senior noteholder under the Noteholder Agreement (see Note 10).

     The Company has another credit facility available in the amount of $500 for letters of credit of which no amount was outstanding at December 31, 1997. The letters of credit commitments are issued at varying rates. This facility, renewable annually, is not subject to compensating balance requirements or unused commitment fees.

     An indirect, wholly-owned Canadian subsidiary of the Company has a $2,500 Canadian dollar line of credit with a local lender for working capital purposes of which no amount was outstanding at December 31, 1997. This facility, which is renewable annually, provides bank borrowings at an interest rate of prime plus 1/4 of 1%.

10. Long-Term Debt:

     On September 30, 1997, the Company issued $60,000 of senior notes through a private placement with an institutional investor. The senior notes are payable in full on September 30, 2002 and were issued at a fixed rate of 7.66%. A surcharge rate of 7.91% was in effect from September 30, 1997 through December 31, 1997, as provided in the noteholder agreement (the "Noteholder Agreement"). Interest is required to be paid quarterly on March 30, June 30, September 30 and December 30 on the outstanding principal of the senior notes. Optional prepayments, in multiples of $100, may be made at anytime, as a whole or in part, with accrued interest thereon plus a penalty (the "Make-Whole Amount"), if any, as defined in the Noteholder Agreement.

     The Noteholder Agreement, among other provisions, contains financial covenants requiring the maintenance of specific coverage ratios and levels of financial position and restricts incurrence of additional debt and the sale of assets.

     If the Company sells a significant amount of assets as defined in the Noteholder Agreement, it must make an offer of prepayment of note principal to the senior noteholder determined on an applicable share basis with the lenders under the Credit Agreement. The prepayment offer must also include accrued interest thereon as defined in the Noteholder Agreement. A Make Whole Amount is not required to be paid on the first $15,000 of net cash proceeds from certain dispositions accepted as a prepayment by the senior noteholder or upon a change in control as defined in the Noteholder Agreement.

     As of December 31, 1997, the estimated fair value of the Company's senior notes is approximately $62,900 as determined in accordance with SFAS 107. The Company discounted the future cash flows of its senior notes based on borrowing rates for debt with similar terms and remaining maturities. The fair value estimate is made at a specific point in time and is subjective in nature and involves uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimate.

                        SUNSOURCE INC. AND SUBSIDIARIES

                            (dollars in thousands)

11. Leases:

     Certain warehouse and office space and equipment are leased under capital and operating leases with terms in excess of one year. Future minimum lease payments under noncancellable leases consisted of the following at December 31, 1997:



                                                         Capital     Operating
                                                          Leases      Leases
                                                        ---------   ----------
         1998 .......................................    $  180        7,562
         1999 .......................................       180        5,691
         2000 .......................................       180        4,301
         2001 .......................................       180        2,718
         2002 .......................................       116        1,695
         Later years ................................        --       10,083
                                                         ------       ------
          Total minimum lease payments ..............    $  836      $32,050
                                                                     =======
         Less amounts representing interest .........      (108)
                                                         ------
          Present value of Net Minimum Lease payments
          (including $156 currently payable).........    $  728
                                                         ======


     Total rental expenses for all operating leases amounted to $15,921 in 1997, $15,239 in 1996, and $14,232 in 1995.

12. Deferred Compensation Plans:

     Certain officers and employees earn performance-based compensation, payment of which is deferred until future periods. All of the deferred compensation plans contain change in control provisions which are triggered upon a sale of all of the Operating Partnership's business, a change in the GP (including its reorganization) or a change, other than due to death or retirement, in a majority of the directors of Lehman/SDI, Inc., the general partner of the GP during any one-year period. A change of control occurred at September 30, 1997 as a result of the Conversion because a majority of the directors of Lehman/SDI, Inc. did not continue as directors of Lehman/SDI, Inc. after the Conversion.

     The Company adopted a deferred compensation plan effective December 1, 1996, to offer key employees an opportunity to defer a portion of their compensation including bonuses and any amounts credited to the accounts of such employees which otherwise may become payable to such employees under other incentive compensation programs maintained by the Company. This plan allows participants eligible for accelerated payments under the change in control provision of the deferred compensation plans an election to continue to defer their balances. Certain deferrals were made when participants were entitled to payment of accelerated awards upon the change in control as a result of the Conversion.

     Under the Company's Long-Term Performance Share Plan, adopted January 1, 1994, and amended thereafter, certain officers earn awards based on operating performance over a five-year period which vest and are paid in cash only at the end of the fifth year. At the end of any year within the five-year program, the cumulative award is subject to reduction or forfeiture if performance goals are not achieved. Upon a change in control as defined in the plan, participants are entitled to payment of awards earned through completion of the most recent plan year. The initial three years of this plan became complete as of December 31, 1996, as a result of the Conversion at September 30, 1997, which triggered the change of control provision in the plan. The plan was amended to include a two-year performance cycle, January 1, 1997 through December 31, 1998, to complete the initial five-year program of the plan.

     For the Company's Deferred Compensation for Division Presidents Plan, adopted in 1987 and amended thereafter, certain employees earned awards which vest at the rate of 20% per year over the 5-year period following the year in which the award was earned. The awards will be paid at age 60, if elected by the employee, or upon death, disability or retirement and accrue investment earnings until paid. Upon a change in control, as

                        SUNSOURCE INC. AND SUBSIDIARIES

                            (dollars in thousands)

12. Deferred Compensation Plans:  -- (continued)

defined in the plan, participants are entitled to payment of all vested and non-vested amounts including accrued interest. The change in control provision was triggered as a result of the Conversion and all account balances became fully vested and eligible for distribution at September 30, 1997. The full award is charged to operations in the year earned.


     Under a former plan, the Long-Term Performance Award Plan, effective through December 31, 1986, certain employees and officers earned deferred compensation amounts which unconditionally vested at the rate of 20% per year over the 5-year period following the year in which the award was earned. Participants of the former plan have elected to defer all outstanding awards until retirement. Upon a change in control, as defined in the plan, participants are entitled to payment of their total account balance including accrued interest. The change in control provision was triggered as a result of the Conversion and all account balances were eligible for distribution at September 30, 1997.


     The Operating Partnership has established a Rabbi Trust (the "Rabbi Trust") to assist in funding the liabilities of all deferred compensation plans. The Rabbi Trust holds insurance policies purchased by the Company on the lives of certain participants in the deferred compensation plans. The Rabbi Trust is the sole beneficiary of these insurance policies of which the cash surrender value aggregated $8,407 at December 31, 1997. Prior to a change in control and upon direction from the Company in writing, the Rabbi Trust shall pay to the Company all or a portion of the proceeds of any death benefits payable under any insurance policy held by the Rabbi Trust in excess of any benefits payable under the Company's deferred compensation plans with respect to the insured participant.


     The amounts charged to income under the Company's deferred compensation plans were $3,152, $1,071 and $2,340 in 1997, 1996 and 1995, respectively. The
1997 charge includes $503 which is classified in transaction and other related costs on the accompanying statement of income for the year ended December 31, 1997, since this charge would not have been incurred had the Conversion not been consummated. During the three years ended December 31, 1997, distributions from the deferred compensation plans aggregated $2,876 in 1997, $1,160 in 1996 and $1,422 in 1995. The Company's deferred compensation liabilities amounted to $10,451 as of December 31, 1997 and $9,208 as of December 31, 1996.


13. Guaranteed Preferred Beneficial Interests in the Company's Junior
    Subordinated
     Debentures:


     In connection with the Conversion, Class A interests of the Partnership were exchanged for Trust Preferred Securities of the Trust, as discussed in
Note 1. The Trust was organized in connection with the Conversion for the purpose of (a) issuing its Trust Preferred Securities to the Company in consideration of the deposit by the Company of Junior Subordinated Debentures in the Trust as trust assets, and its Trust Common Securities to the Company in exchange for cash and investing the proceeds thereof in an equivalent amount of Junior Subordinated Debentures and (b) engaging in such other activities as are necessary or incidental thereto. The Trust had no operating history prior to the issuance of the Trust Preferred Securities. The terms of the Junior Subordinated Debentures include those stated in the Indenture (the "Indenture") between the Company and the indenture trustee, and those made part of the Indenture by the Trust Indenture Act.


     The Company has guaranteed on a subordinated basis the payment of distributions on the Trust Preferred Securities and payments on liquidation of the Trust and redemption of Trust Preferred Securities (the "Preferred Securities Guarantee"). The sole assets of the Trust are the Junior Subordinated Debentures and the obligations of the Company under the Indenture, the Preferred Securities Guarantee and the Junior Subordinated Debentures in the aggregate constitute a full and unconditional guarantee by the Company of the Trust's obligations under the Trust Preferred Securities.

                        SUNSOURCE INC. AND SUBSIDIARIES

                            (dollars in thousands)

13. Guaranteed Preferred Beneficial Interests in the Company's Junior Subordinated Debentures: -- (continued)

     The Trust Preferred Securities have equity characteristics but creditor's rights and are therefore classified between liabilities and stockholders' deficit on the balance sheet. On September 30, 1997, the Trust Preferred Securities were recorded at fair value of $115,991 based on the price of the Class A interests of $11.75 upon close of trading on the New York Stock Exchange on that date. The Trust Preferred Securities have a liquidation value of $25.00 per security. The excess of fair value of the Trust Preferred Securities on September 30, 1997 over their liquidation value of $105,446, or $10,545 is amortized over the life of the Trust Preferred Securities. The fair value of the Trust Preferred Securities on December 31, 1997 was $127,853, based on the closing price on the New York Stock Exchange of $30.3125 per security on that date.

     The interest payments on the Junior Subordinated Debentures underlying the Trust Preferred Securities, aggregating $12,232 per year, are deductible for federal income tax purposes under current law and will remain an obligation of the Company until the Trust Preferred Securities are redeemed or upon their maturity in 2027.

14. Dividend on Common Shares:

     The Board of Directors of the Company declared on December 10, 1997 a cash dividend of $0.10 per common share which was paid on January 6, 1998 to holders of record as of December 22, 1997.

15. Allocation of Partnership Taxable Income:

     Prior to the Conversion, for the shortened Partnership tax year from January 1, 1997 through September 30, 1997, the Partnership earned federal taxable income of $0.5605 per Class B limited partnership interest. For 1996 and 1995 federal taxable income amounted to $0.70, and $1.6923 per B interest, respectively. In 1997 and 1996, federal taxable income consisted of ordinary income only. Federal taxable income in 1995 consisted of ordinary income of $0.5326 per B interest and a combined capital gain of $1.1597 per B interest related to the sale of the Dorman Products and Downey Glass divisions (see Note 3, Acquisitions/Divestitures).

     Under the Partnership Agreement, holders of B interests were entitled to receive annual cash distributions sufficient to cover their tax liabilities on taxable income allocated to the B interests. For 1997, 1996 and 1995 these cash distributions amounted to $6,136 or $0.2775 per B interest, $7,663 or $0.3465 per B interest and $14,807 or $0.6695 per B interest, respectively.

16. Retirement Benefits:

     The following tables reflect net periodic pension cost (income) for non-contributory defined benefit plans and significant assumptions used in the determination:



                                                                  1997          1996          1995
                                                              -----------   -----------   -----------
Service cost during the period ............................    $    920      $    879      $    675
Interest cost on projected benefit obligations ............       1,702         1,656         1,578
Actual return on assets ...................................      (4,708)       (3,432)       (3,503)
Net amortization and deferral .............................       2,059           917         1,509
                                                               --------      --------      --------
  Net periodic pension cost (income) ......................    $    (27)     $     20      $    259
                                                               ========      ========      ========
Discount rate .............................................        7.25%         7.25%         8.25%
Rates of increase in compensation levels ..................        6.50%         6.50%         6.50%
Expected long-term rate of return on plan assets ..........        9.75%         9.75%         8.50%

                        SUNSOURCE INC. AND SUBSIDIARIES

                            (dollars in thousands)

16. Retirement Benefits:  -- (continued)

     The following table sets forth the defined benefit plans' funded status and amounts recognized in the Company's balance sheets:



                                                                              Assets Exceed Accumulated
                                                                                 Benefit Obligations
                                                                                    December 31,
                                                                              -------------------------
                                                                                  1997          1996
                                                                              -----------   -----------
Actuarial present value of beneficial obligations:
Vested benefit obligation .................................................    $ 16,756      $ 19,019
                                                                               ========      ========
Accumulated benefit obligation ............................................    $ 17,209      $ 19,290
                                                                               ========      ========
Projected benefit obligation ..............................................    $ 22,225      $ 23,716
Plan assets at fair value .................................................      26,642        26,519
                                                                               --------      --------
Projected benefit obligation less than plan assets ........................       4,417         2,803
Unrecognized net loss .....................................................      (3,039)       (1,247)
Prior service cost not yet recognized in net periodic pension cost ........        (303)         (328)
Unamortized balance of unrecognized net transition asset established at
 January 1, 1987 ..........................................................      (1,136)       (1,648)
                                                                               --------      --------
Prepaid pension liability recognized in the balance sheet .................    $    (61)     $   (420)
                                                                               ========      ========

     None of the Company's defined benefit plans had accumulated benefit obligations which exceeded assets.


     The discount rate assumptions used in determining actuarial present value of benefit obligations at December 31, 1997 and 1996 was 7.25%.

     Certain employees of the Company's Kar Products, J.N. Fauver Co., and its divested Dorman Products and American Electric Co. divisions are covered by these defined benefit retirement plans. Assets of the defined benefit plans consist of insurance contracts and assets managed under a commingled trust agreement. The trust assets are invested primarily in equity and fixed income holdings.

     Costs (income) charged to operations under all retirement benefit plans are as follows:



                                             1997        1996        1995
                                          ---------   ---------   ---------
Defined contribution plans ............    $1,154      $1,327      $2,693
Multi-employer pension plans ..........       253         189         374
Defined benefit plans .................       (27)         20         259
                                           ------      ------      ------
  Total ...............................    $1,380      $1,536      $3,326
                                           ======      ======      ======

     Management estimates that its share of unfunded vested liabilities under multi-employer pension plans is not material.

     For the years ended December 31, 1997, 1996 and 1995, the costs of post-retirement benefits charged to income were $94, $87, and $81, respectively. The charges were determined in accordance with SFAS 106 on an accrual basis with costs recognized in prior years upon payment of the post-retirement obligations. The Company's unrecognized accumulated post-retirement benefit liability as of December 31, 1997, 1996 and 1995 was $454, $472 and $516, respectively.

17. Commitments and Contingencies:


     Performance and bid bonds are issued on the Company's behalf during the ordinary course of business through surety bonding companies as required by certain contractors. As of December 31, 1997, the Company had outstanding performance and bid bonds aggregating $541.

                        SUNSOURCE INC. AND SUBSIDIARIES

                            (dollars in thousands)

17. Commitments and Contingencies:  -- (continued)

     Letters of credit are issued by the Company during the ordinary course of business through major domestic banks as required by certain vendor contracts, legal proceedings and acquisition activities. As of December 31, 1997, the Company had outstanding letters of credit in the aggregate amount of $442 related to these activities.

     As of December 31, 1997, the Company has guaranteed approximately $839 worth of lease obligations, principally relating to businesses previously divested. The Company is not currently aware of any existing conditions which would cause a financial loss related to these guarantees.

     Under the Company's insurance programs, commercial umbrella coverage is obtained for catastrophic exposure and aggregate losses in excess of normal claims. Beginning in 1991, the Company has retained risk on certain expected losses from both asserted and unasserted claims related to worker's compensation, general liability and automobile as well as the health benefits of certain employees. Provisions for losses expected under these programs are recorded based on an analysis of historical insurance claim data and certain actuarial assumptions. As of December 31, 1997, the Company has provided insurers letters of credit aggregating $1,750 related to certain insurance programs.

     Litigation originally instituted on February 27, 1996 is pending in the Court of Common Pleas of Montgomery County, Pennsylvania in which Dorman Products of America, Ltd. ("Dorman"), and its parent, R&B, Inc. ("R&B"), allege that misrepresentations of certain facts were made by the Operating Partnership, upon which R&B allegedly based its offer to purchase the assets of the Dorman Products division of the Operating Partnership. Dorman and R&B seek damages of approximately $21,000.

     Certain other legal proceedings are pending which are either in the ordinary course of business or incidental to the Company's business. Those legal proceedings incidental to the business of the Company are generally not covered by insurance or other indemnity. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the consolidated financial position, operations or cash flows of the Company.

                        SUNSOURCE INC. AND SUBSIDIARIES

                            (dollars in thousands)

18. Statements of Cash Flows:


     Supplemental disclosures of cash flow information are presented below:



                                                                       1997          1996         1995
                                                                  -------------   ----------   ----------
Cash paid during the period for:
 Interest .....................................................     $   7,357      $ 6,769      $ 7,304
                                                                    =========      =======      =======
 Income taxes .................................................     $   1,433      $ 1,189      $ 1,190
                                                                    =========      =======      =======
Non-cash investing activities:
 Acquisitions (see Note 3):
   Fair value of assets acquired ..............................     $   1,029      $   758      $ 8,515
   Less liabilities assumed ...................................          (236)         (58)        (504)
   Post-closing adjustments ...................................            --          (17)        (626)
                                                                    ---------      -------      -------
    Cash paid for acquired businesses ............... .........     $     793      $   683      $ 7,385
                                                                    =========      =======      =======
Non-cash financing activities:
 Accrued and unpaid dividends on common shares ................     $     642      $    --      $    --
 Accrued and unpaid partnership distributions .................     $   2,353      $ 1,857      $ 7,819
 Exchange of 11,099,573 Class A limited partnership
   interests for 4,217,837 Trust Preferred Securities .........     $ 115,991      $    --      $    --
 Exchange of 21,675,246 Class B limited partnership
   interests for 5,418,936 common shares ......................     $  38,943      $    --      $    --
 Exchange of GP's Minority Interest for 1,000,000
   common shares ..............................................     $  21,841      $    --      $    --

19. Quarterly Data (unaudited):

1997                                                     Fourth          Third          Second          First
--------------------------------------------------   -------------   ------------   -------------   -------------
Net sales ........................................      $168,932       $178,540       $ 181,643       $ 169,016
Gross profit .....................................        69,079         72,791          73,808          67,600
Income before extraordinary loss (1) .............         3,090         15,673           9,193           4,576
Extraordinary loss (Note 6) ......................            --         (3,392)             --              --
Net income (1) ...................................         3,090         12,281           9,193           4,576
Net income (loss) per limited partnership interest
      -- Class A .................................        N/A            N/A          $     .28       $     .27
      -- Class B .................................        N/A            N/A          $     .28       $     .07
Pro forma net income per common share ............        N/A          $    .58          N/A             N/A
Net income per common share ......................      $    .48         N/A             N/A             N/A
1996
----
Net sales ........................................      $159,737       $167,125       $ 167,500       $ 154,892
Gross profit (2) .................................        64,826         67,469          66,399          61,900
Net income (3) ...................................        (1,342)         8,286           8,313           4,010
Net income (loss) per limited partnership interest
      -- Class A .................................      $    .28       $    .27       $     .28       $     .27
      -- Class B .................................      $   (.20)      $    .24       $     .24       $     .04

------------
(1) Includes $2,428, $275 and $350 of non-recurring transaction and other related costs recorded in the third, second and first quarters, respectively.

(2) Includes amounts reclassified to conform to current accounting.

(3) Includes $5,950 and $2,150 of non-recurring restructuring charges and transaction costs, respectively, recorded in the fourth quarter.

                        SUNSOURCE INC. AND SUBSIDIARIES

                            (dollars in thousands)

20. Concentration of Credit Risk:


     Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high credit quality financial institutions. Concentrations of credit risk with respect to sales and trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographies. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.


21. Segment Information:


     In June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," which replaces previous generally accepted accounting principles on segment reporting. Although adoption of SFAS 131 is not required until 1998 reporting, the Company has elected to apply the provisions of this SFAS beginning with its 1997 reporting, as contained herein. Previously reported information has been restated to conform to reporting under SFAS 131.


     The Company has five reportable segments (see Note 1 "Nature of Operations") which are disaggregated based on the products and services provided, markets served, marketing strategies and delivery methods.


     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment sales are immaterial. The Company measures segment profitability and allocates corporate resources based on each segment's Earnings Before Interest, Taxes and Amortization ("EBITA"), which is defined as income from operations before amortization. The Company also measures the segments on performance on their tangible asset base. The table below provides the Company's segment disclosures and is followed by reconciliations of the segment amounts to the consolidated amounts where appropriate:



                                                               Year Ended December 31,
                                                      ------------------------------------------
                                                          1997           1996           1995
                                                      ------------   ------------   ------------
Net Sales
Technology Services ...............................    $ 323,588      $ 299,068      $ 285,466
Inventory Management -- Expediter .................      125,911        121,389        113,715
Inventory Management -- Integrated Supply .........       52,979         43,392         31,860
Hardware Merchandising Services ...................      107,395         95,036         77,263
Glass Merchandising ...............................       88,258         90,369        120,631
                                                       ---------      ---------      ---------
Consolidated net sales ............................    $ 698,131      $ 649,254      $ 628,935
----------------------------------------------------------------------------------------------
Gross Profit
Technology Services ...............................    $  85,902      $  76,896      $  75,527
Inventory Management -- Expediter .................       90,171         87,839         83,122
Inventory Management -- Integrated Supply .........       13,216         11,436          9,372
Hardware Merchandising Services ...................       58,319         48,878         41,037
Glass Merchandising ...............................       35,670         35,545         42,279
                                                       ---------      ---------      ---------
Segment gross profit ..............................    $ 283,278      $ 260,594      $ 251,337
----------------------------------------------------------------------------------------------
EBITA
Technology Services ...............................    $  14,784      $  13,335      $  15,743
Inventory Management -- Expediter .................       21,160         19,199         15,478
Inventory Management -- Integrated Supply .........        2,968          1,892          1,723
Hardware Merchandising Services ...................       10,874          7,130          7,314
Glass Merchandising ...............................        2,131          3,231          3,710
                                                       ---------      ---------      ---------
Segment profit ....................................    $  51,917      $  44,787      $  43,968
----------------------------------------------------------------------------------------------

                        SUNSOURCE INC. AND SUBSIDIARIES

                            (dollars in thousands)

21. Segment Information:  -- (continued)

                                                                                  Year Ended December 31,
                                                                       ---------------------------------------------
                                                                            1997            1996            1995
                                                                       -------------   -------------   -------------
Tangible Assets
---------------
Technology Services ................................................     $  90,597       $  81,720       $  77,215
Inventory Management -- Expediter ..................................        41,991          42,274          40,606
Inventory Management -- Integrated Supply ..........................        13,138          13,813          10,204
Hardware Merchandising Services ....................................        40,579          41,322          32,544
Glass Merchandising ................................................        23,879          24,427          24,858
                                                                         ---------       ---------       ---------
Segment tangible assets ............................................     $ 210,184       $ 203,556       $ 185,427
------------------------------------------------------------------------------------------------------------------
Capital Expenditures
--------------------
Technology Services ................................................     $   2,045       $   1,112       $   1,470
Inventory Management -- Expediter ..................................           622             786             782
Inventory Management -- Integrated Supply ..........................           266             282              63
Hardware Merchandising Services ....................................         1,754           1,985             539
Glass Merchandising ................................................           373             640           1,254
                                                                         ---------       ---------       ---------
Segment capital expenditures .......................................     $   5,060       $   4,805       $   4,108
---------------------------------------------------------------------    ---------       ---------       ---------
Depreciation
------------
Technology Services ................................................     $   1,438       $   1,323       $   1,239
Inventory Management -- Expediter ..................................           886             897             865
Inventory Management -- Integrated Supply ..........................           107              72              67
Hardware Merchandising Services ....................................           747             451             292
Glass Merchandising ................................................           730             775            1120
                                                                         ---------       ---------       ---------
Segment depreciation ...............................................     $   3,908       $   3,518       $   3,583
------------------------------------------------------------------------------------------------------------------
Geographic Segment Data:
---------------------------------------------------------------------
Net Sales
---------
United States ......................................................     $ 644,299       $ 609,485       $ 598,741
Canada .............................................................        34,022          30,888          29,127
Mexico .............................................................        19,810           8,881           1,067
                                                                         ---------       ---------       ---------
Consolidated net sales .............................................     $ 698,131       $ 649,254       $ 628,935
------------------------------------------------------------------------------------------------------------------
Reconciliation of Segment Profit to Income Before Income
---------------------------------------------------------
 Taxes and Extraordinary Loss:
------------------------------
Segment profit -- EBITA ............................................     $  51,917       $  44,787       $  43,968
Amortization .......................................................        (1,894)         (1,924)         (1,996)
Corporate expenses .................................................        (8,425)         (6,981)         (7,340)
Non-recurring charges:
 Restructuring .....................................................            --          (5,950)             --
 Transaction and other costs .......................................        (3,053)         (2,150)             --
 Management fee ....................................................        (2,491)         (3,330)         (3,330)
                                                                         ---------       ---------       ---------
Income from operations .............................................        36,054          24,452          31,302
Interest expense, net ..............................................        (7,198)         (6,875)         (6,920)
Distributions on guaranteed preferred beneficial interests .........        (3,058)             --              --
Other income .......................................................            54             550             256
Gain on sale of divisions ..........................................            --              --          20,644
                                                                         ---------       ---------       ---------
Income before income taxes and extraordinary items .................     $  25,852       $  18,127       $  45,282
------------------------------------------------------------------------------------------------------------------

                        SUNSOURCE INC. AND SUBSIDIARIES

                            (dollars in thousands)

21. Segment Information:  -- (continued)


                                                                      Year Ended December 31,
                                                             ------------------------------------------
                                                                 1997           1996           1995
                                                             ------------   ------------   ------------
Reconciliation of Segment Tangible Assets to Total Assets:
-----------------------------------------------------------
Segment tangible assets ..................................    $ 210,917      $ 203,556      $ 185,427
Goodwill .................................................       62,588         43,036         44,250
Other intangible assets ..................................          170            503          1,015
Deferred income taxes ....................................       15,805          5,007          2,844
Cash value of life insurance .............................        8,407          4,566          3,009
Other corporate assets ...................................        8,255          5,887         18,046
                                                              ---------      ---------      ---------
Total assets .............................................    $ 306,142      $ 262,555      $ 254,591
-----------------------------------------------------------------------------------------------------
Reconciliation of Segment Capital Expenditures to
-------------------------------------------------
 Total Capital Expenditures:
----------------------------
Segment capital expenditures (1) .........................    $   5,060      $   4,805      $   4,108
Corporate capital expenditures ...........................          130            159            191
                                                              ---------      ---------      ---------
Total capital expenditures ...............................    $   5,190      $   4,964      $   4,299
-----------------------------------------------------------------------------------------------------

------------
(1) Includes $257 and $623 of assets acquired under capital leases in 1997 and 1996, respectively.


Reconciliation of Segment Depreciation to Total
------------------------------------------------
 Depreciation:
--------------
Segment depreciation ..........................    $ 3,908      $ 3,498      $ 3,583
Corporate depreciation ........................        101          105           78
                                                   -------      -------      -------
Total depreciation ............................    $ 4,009      $ 3,603      $ 3,661
-----------------------------------------------------------------------------------------------------

22. Subsequent Events:

     On January 22, 1998, the Company filed a registration statement on Form S-2 with the United States Securities and Exchange Commission, which was amended thereafter, for an offering of common shares of the Company (the "Offering"). Of the 1,976,059 common shares included in the Offering, 500,000 shares are being issued and sold by the Company and 1,476,059 shares are being sold by selling stockholders. The Company will not receive any of the proceeds for the shares being sold by the selling stockholders. The Company will use the net proceeds from its shares sold in the Offering to repay borrowings under its revolving credit facility.

     The Board of Directors of the Company has authorized the acquisition by Hillman of certain assets of a retail hardware business which had sales in its last fiscal year of approximately $17.0 million.

              [Photograph of STS technician servicing equipment]


                      [Photograph of SIMCO's operations]


                     [Photograph of Hillman display racks]


                    [Photograph of Harding glass operations]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
       No dealer, salesperson or any other individual has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Stockholders or any of the Underwriters. This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.



                      -----------------------------------
                               TABLE OF CONTENTS



                                                     Page
                                                   --------
Prospectus Summary .............................       3
Risk Factors ...................................       8
The Company ....................................      11
Use of Proceeds ................................      11
Dividend Policy ................................      11
Capitalization .................................      12
Price Range of Common Shares ...................      13
Selected Historical and Pro Forma Financial
   Information .................................      14
Management's Discussion and Analysis of
   Financial Condition and Results of Operations      16
Business .......................................      23
Management .....................................      35
Security Ownership of Certain Beneficial
   Owners, Management and Selling
   Stockholders ................................      37
Description of Capital Stock ...................      38
Underwriting ...................................      41
Legal Matters ..................................      43
Experts ........................................      43
Available Information ..........................      43
Incorporation of Certain Documents by
   Reference ...................................      44
Index to Financial Statements ..................      F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                               1,988,063 Shares



                                   SUNSOURCE



                                 Common Shares












                                --------------
                                  PROSPECTUS
                                March 19, 1998
                                --------------






                                LEHMAN BROTHERS


                             ROBERT W. BAIRD & CO.
                                 INCORPORATED


                                  FURMAN SELZ


                            LEGG MASON WOOD WALKER
                                 INCORPORATED




--------------------------------------------------------------------------------
--------------------------------------------------------------------------------